The Toronto

-Dominion Bank
ANNUAL INFORMATION

FORM
December 4, 2024

Documents Incorporated by Reference
Portions

of

this

Annual

Information

Form

(“AIF”)

are

disclosed

in

the

annual

consolidated

financial
statements (the

“Annual

Financial

Statements”)

and management’s

discussion

and analysis

of the

Bank
(as

defined

below)

for

the

year

ended

October

31,

2024

(the

"2024

MD&A")

and

are

incorporated

by
reference into this AIF.
Page
Reference in
AIF
Page / Incorporated by
Reference from Annual
Financial Statements
Page / Incorporated by
Reference From 2024
MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation 4 - -
Intercorporate Relationships 4 - -
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History 4 - 4-14, 21-39
DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations 6 11-15 4-11, 21-39
Investment in The Charles Schwab Corporation 6 64 10, 11, 21, 27-31, 60
Competition - - 67
Intangible Properties - 25, 29, 65-66 -
Average Number of Employees 6 - -
Lending - - 42-51, 76-81
Social and Environmental Policies 6 - 102-104
Risk Factors 6 - 61-104
DIVIDENDS
Dividends per Share for the Bank (October 31
st

year-end)
7 - -
Dividend Restrictions 8 72 55
CAPITAL STRUCTURE
Common Shares 8 70-73 58
Preferred Shares 9 70-72 58
Limited Recourse Capital Notes 10 70-72 58
Perpetual Notes 10
Constraints 11 - -
Ratings 12 - 93
MARKET FOR SECURITIES OF THE BANK
Market Listings 14 - -
Trading Price and Volume 14 - -
Prior Sales 15 - -
ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTIONS ON TRANSFER
15 - -
DIRECTORS AND EXECUTIVE OFFICERS
Directors and Board Committees of the Bank 16 - -
Audit Committee 20 - -
Additional Information Regarding the Audit Committee

and
Shareholders' Auditor
21 - -
Executive Officers of the Bank 22 - -
Shareholdings of Directors and Executive Officers 24 - -
Additional Disclosure for Directors and Executive Officers 24 - -
Pre-Approval Policies and Shareholders’ Auditor Service Fees 25 - -
LEGAL PROCEEDINGS AND REGULATORY ACTIONS 26 86-87 -
INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS
26 89 -
TRANSFER AGENTS AND REGISTRARS
Transfer Agent 26 - -
Co-transfer Agent and Registrar 27 - -
INTERESTS OF EXPERTS 27 - -
MATERIAL CONTRACTS 27
ADDITIONAL INFORMATION 28 - -
APPENDIX "A" – Intercorporate Relationships
APPENDIX "B" – Description of Ratings
APPENDIX "C" – Audit Committee Charter
Unless otherwise specified, this AIF presents

information as at October 31, 2024.

Caution Regarding Forward-Looking Statements

From

time

to

time,

the

Bank

(as

defined

in

this

document)

makes

written

and/or

oral

forward-looking
statements,

including

in

this

document,

in

other

filings

with

Canadian

regulators

or

the

United

States
(U.S.)

Securities

and

Exchange

Commission

(SEC),

and

in

other

communications.

In

addition,
representatives

of

the

Bank

may

make

forward-looking

statements

orally

to

analysts,

investors,

the
media,

and

others.

All

such

statements

are

made

pursuant

to

the

“safe

harbour”

provisions

of,

and

are
intended

to

be

forward-looking

statements

under,

applicable

Canadian

and

U.S.

securities

legislation,
including the

U.S.

Private

Securities

Litigation

Reform

Act of

1995.

Forward-looking

statements

include,
but

are

not

limited

to,

statements

made

in

this

document,

the

Management’s

Discussion

and

Analysis
(“2024 MD&A”)

in the

Bank’s 2024

Annual Report

under the

heading “Economic

Summary and

Outlook”,
under the

headings “Key

Priorities for

2025” and

“Operating Environment

and Outlook”

for the

Canadian
Personal

and

Commercial

Banking,

U.S.

Retail,

Wealth

Management

and

Insurance,

and

Wholesale
Banking

segments,

and

under

the

heading

“2024

Accomplishments

and

Focus

for

2025”

for

the
Corporate segment,

and in

other statements

regarding

the Bank’s

objectives

and priorities

for 2025

and
beyond and

strategies to

achieve them,

the regulatory

environment in

which the

Bank operates,

and the
Bank’s anticipated financial performance.

Forward-looking

statements

are

typically

identified

by

words

such

as

“will”,

“would”,

“should”,

“believe”,
“expect”, “anticipate”,

“intend”, “estimate”,

“plan”, “goal”,

“target”, “may”,

and “could”.

By their very

nature,
these forward-looking statements

require the Bank to

make assumptions and are

subject to inherent risks
and

uncertainties,

general

and

specific.

Especially

in

light

of

the

uncertainty

related

to

the

physical,
financial, economic,

political, and

regulatory environments,

such risks

and uncertainties

– many

of which
are

beyond

the

Bank’s

control

and

the

effects

of

which

can

be

difficult

to

predict

–

may

cause

actual
results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors

that could

cause, individually

or in

the aggregate,

such differences

include: strategic,

credit,
market

(including

equity,

commodity,

foreign

exchange,

interest

rate,

and

credit

spreads),

operational
(including

technology,

cyber

security,

process,

systems,

data,

third-party,

fraud,

infrastructure,

insider
and

conduct),

model,

insurance,

liquidity,

capital

adequacy,

legal

and

regulatory

compliance

(including
financial crime), reputational, environmental and social, and other risks.

Examples of

such risk

factors include

general business

and economic

conditions

in the

regions in

which
the Bank

operates (including

the economic,

financial,

and other

impacts of

pandemics); geopolitical

risk;
inflation,

interest

rates

and

recession

uncertainty;

regulatory

oversight

and

compliance

risk;

risks
associated

with

the

Bank's

ability

to

satisfy

the

terms

of

the

global

resolution

of

the

civil

and

criminal
investigations into

the Bank's

U.S. BSA/AML

program; the

impact of

the global

resolution of

the civil

and
criminal

investigations

into

the

Bank's

U.S.

BSA/AML

program

on

the

Bank's

businesses,

operations,
financial condition, and

reputation; the ability

of the Bank

to execute on

long-term strategies, shorter

-term
key

strategic

priorities,

including

the

successful

completion

of

acquisitions

and

dispositions

and
integration

of

acquisitions,

the

ability

of

the

Bank

to

achieve

its

financial

or

strategic

objectives

with
respect to its investments,

business retention plans, and

other strategic plans; the

risk of large declines

in
the

value

of

Bank's

Schwab

equity

investment

and

corresponding

impact

on

TD's

market

value;
technology and cyber security

risk (including cyber-attacks,

data security breaches or

technology failures)
on

the

Bank’s

technologies,

systems

and

networks,

those

of

the

Bank’s

customers

(including

their

own
devices), and third

parties providing services

to the Bank;

data risk; model

risk; fraud activity;

insider risk;
conduct

risk;

the

failure

of

third

parties

to

comply

with

their

obligations

to

the

Bank

or

its

affiliates,
including

relating

to

the

care

and

control

of

information,

and

other

risks

arising

from

the

Bank’s

use

of
third-parties;

the

impact

of

new

and

changes

to,

or

application

of,

current

laws,

rules

and

regulations,
including

without

limitation

consumer

protection

laws

and

regulations,

tax

laws,

capital

guidelines

and
liquidity

regulatory

guidance;

increased

competition

from

incumbents

and

new

entrants

(including
Fintechs

and

big

technology

competitors);

shifts

in

consumer

attitudes

and

disruptive

technology;
environmental and

social risk

(including climate-related

risk); exposure

related to

litigation and

regulatory
matters; ability

of the

Bank to

attract, develop,

and retain

key talent;

changes in

foreign exchange

rates,
interest rates, credit

spreads and equity

prices; downgrade,

suspension or withdrawal

of ratings assigned
by any rating

agency,

the value and

market price of

the Bank's common

shares and other

securities may

be impacted by market conditions and other

factors; the interconnectivity of Financial Institutions

including
existing

and

potential

international

debt

crises;

increased

funding

costs

and

market

volatility

due

to
market

illiquidity

and

competition

for

funding;

critical

accounting

estimates

and

changes

to

accounting
standards,

policies,

and

methods

used

by

the

Bank;

and

the

occurrence

of

natural

and

unnatural
catastrophic events and claims resulting from such events.

The

Bank

cautions

that

the

preceding

list

is

not

exhaustive

of

all

possible

risk

factors

and

other

factors
could

also

adversely

affect

the

Bank’s

results.

For

more

detailed

information,

please

refer

to

the

“Risk
Factors and Management”

section of the

2024 MD&A,

as may be

updated in subsequently

filed quarterly
reports

to

shareholders

and

news

releases

(as

applicable)

related

to

any

events

or

transactions
discussed under

the heading

“Significant Events”

or "Significant

and Subsequent

Events" in

the relevant
MD&A, which applicable releases may be found on www.td.com.

All

such

factors,

as

well

as

other

uncertainties

and

potential

events,

and

the

inherent

uncertainty

of
forward-looking

statements,

should

be

considered

carefully

when

making

decisions

with

respect

to

the
Bank. The

Bank cautions

readers not

to place

undue reliance

on the

Bank’s forward

-looking statements.
Material economic assumptions underlying the forward

-looking statements contained in this document

are
set out in the 2024 MD&A under the heading

“Economic Summary and Outlook”, under the

headings “Key
Priorities for

2025”

and

“Operating

Environment

and

Outlook”

and "Significant

Events"

for the

Canadian
Personal

and

Commercial

Banking,

U.S.

Retail,

Wealth

Management

and

Insurance,

and

Wholesale
Banking

segments,

and

under

the

heading

“2024

Accomplishments

and

Focus

for

2025”

for

the
Corporate segment, each as may be updated in subsequently

filed quarterly reports to shareholders.

Any forward-looking

statements

contained

in this

document represent

the views

of management

only as
of the date hereof and

are presented for the

purpose of assisting the

Bank’s shareholders

and analysts in
understanding

the

Bank’s

financial

position,

objectives

and

priorities

and

anticipated

financial
performance

as

at

and

for

the

periods

ended

on

the

dates

presented,

and

may

not

be

appropriate

for
other purposes. The

Bank does not

undertake to update

any forward-looking

statements, whether

written
or

oral,

that

may

be

made

from

time

to

time

by

or

on

its

behalf,

except

as

required

under

applicable
securities legislation.
CORPORATE STRUCTURE

Name, Address and Incorporation
The Toronto

-Dominion

Bank

and its

subsidiaries

are collectively

known as

TD

Bank

Group ("TD"

or the
"Bank"). The

Toronto

-Dominion Bank,

a Schedule

1 chartered

bank subject

to the

provisions of

the
Bank
Act

(Canada) (the

“Bank Act”),

was formed

on February

1, 1955

through the

amalgamation

of The

Bank
of

Toronto

(chartered

in

1855)

and

The

Dominion

Bank

(chartered

in

1869).

The

Bank’s

head

office

is
located at Toronto

-Dominion Centre, P.O.

Box 1, King Street West

and Bay Street, Toronto,

Ontario, M5K
1A2.
Intercorporate Relationships
Information

about

the

intercorporate

relationships

among

the

Bank

and

its

principal

subsidiaries

is
provided in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History

On

October

6,

2020,

The

Charles

Schwab

Corporation

("Schwab")

completed

its

acquisition

of

TD
Ameritrade

Holding

Corporation

("TD

Ameritrade"),

of

which

the

Bank

was

a

major

shareholder

(the
"Schwab

transaction").

Upon

closing,

the

Bank

exchanged

its

approximate

43%

ownership

in

TD
Ameritrade

for

an

approximate

13.5%

stake

in

Schwab,

consisting

of

9.9%

voting

common

shares

and
the

remainder

in

non-voting

common

shares,

convertible

into

voting

common

shares

upon

transfer

to

a
third party.

On August

1, 2022,

the Bank

sold 28.4

million non-voting

common shares

of Schwab,

which

reduced the Bank’s

ownership interest in Schwab

to approximately 12.0%.

On August 21, 2024,

the Bank
sold

40,500,000

voting

common

shares

of

Schwab,

which

reduced

the

Bank's

ownership

interest

in
Schwab to approximately 10.1%.

In

addition,

on

November

25,

2019,

the

Bank

and

Schwab

entered

into

an

insured

deposit

account
agreement

(the

"2019

Schwab

IDA

Agreement"),

which

became

effective

upon

closing

of

the

Schwab
transaction

and

had

an

initial

expiration

date

of

July

1,

2031.

On

May

4,

2023,

the

Bank

and

Schwab
entered

into

an

amended

insured

deposit

account

agreement,

which

replaces

the

2019

Schwab

IDA
Agreement and extends the initial expiration date by

three years to July 1, 2034.
On

February

28,

2022,

the

Bank

and

First

Horizon

Corporation

("First

Horizon")

announced

a

definitive
agreement

(the

"Merger

Agreement")

for

the

Bank

to

acquire

First

Horizon.

On

May

4,

2023,

the

Bank
and

First

Horizon

announced

their

mutual

decision

to

terminate

the

Merger

Agreement

and

the

Bank
made a $306 million (US$225 million) cash payment to First

Horizon in connection with such termination.

On March 1, 2023, the

Bank completed its acquisition

of Cowen Inc. ("Cowen"),

advancing the Wholesale
Banking

segment’s

long-term

growth

strategy

in

the

U.S.

and

adding

complementary

products

and
services to the Bank’s existing businesses.

On October

10,

2024, following

active

cooperation

and

engagement

with

authorities

and

regulators,

the
Bank

reached

a

resolution

with

respect

to

previously

disclosed

investigations

related

to

its

U.S.

Bank
Secrecy Act ("BSA")

and Anti-Money

Laundering ("AML")

compliance programs.

The Bank and

certain of
its U.S.

subsidiaries

consented to

orders with

the Office

of the

Comptroller of

the Currency

("OCC"), the
Federal

Reserve

Board

("FRB"),

and

the

Financial

Crimes

Enforcement

Network

(FinCEN)

and

entered
into plea

agreements

with

the Department

of

Justice

("DOJ"),

Criminal

Division,

Money

Laundering

and
Asset

Recovery

Section

and

the

United

States

Attorney’s

Office

for

the

District

of

New

Jersey
(collectively,

the

"Global

Resolution").

Details

of

the

Global

Resolution

include:

(i)

a

total

payment

of
US$3.088

billion

(C$4.233

billion),

all

which

was

provisioned

during

the

2024

fiscal

year;

(ii)

TD

Bank,
N.A. ("TDBNA")

pleading guilty

to one

count of

conspiring to

fail to

maintain an

adequate AML

program,
fail

to

file

accurate

currency

transaction

reports

("CTRs")

and

launder

money

and

TD

Bank

US

Holding
Company ("TDBUSH")

pleading guilty

to two counts

of failing to

maintain an adequate

AML program and
failing to

file accurate

CTRs;

(iii) requirements

to remediate

the Bank’s

U.S. BSA/AML

program,

broadly
aligned

to

its

existing

remediation

program,

which

requirements

the

Bank

has

begun

to

address;

(iv)

a
requirement to prioritize the funding and staffing

of the remediation, which includes Board

certifications for
dividend distributions

from certain

of the

Bank's U.S.

subsidiaries to

the Bank;

(v) formal

oversight of

the
U.S. BSA/AML remediation

through an independent compliance

monitorship; (vi) a

prohibition against the
average combined

total assets

of TD’s

two U.S. banking

subsidiaries (TD

Bank, N.A.

and TD

Bank USA,
N.A.) (collectively,

the “U.S.

Bank”) exceeding

US$434 billion

(representing the

combined total

assets of
the

U.S.

Bank

as

at

September

30,

2024),

and

if

the

U.S.

Bank

does

not

achieve

compliance

with

all
actionable articles

in the

OCC consent

orders (and

for each

successive year

that the

U.S. Bank

remains
non-compliant), the

OCC may

require the

U.S. Bank

to further

reduce total

consolidated assets

by up

to
7%;

(vii)

the

U.S.

Bank

being

subject

to

OCC

supervisory

approval

processes

for

any

additions

of

new
bank products,

services, markets,

and stores

prior to

the OCC's

acceptance of

the U.S.

Bank's improved
AML policies

and

procedures,

to

ensure

the

AML

risk

of

new

initiatives

is

appropriately

considered

and
mitigated;

(viii)

requirements

for

the

Bank

and

TD

Group

U.S.

Holdings,

LLC

to

retain

a

third

party

to
assess

the effectiveness

of

the corporate

governance

and U.S.

management

structure

and

composition
to

adequately

oversee

U.S.

operations;

and

(ix)

requirements

to

comply

with

the

terms

of

the

plea
agreements with the DOJ

during a five-year term

of probation (which could

be extended as a

result of the
Bank failing to complete the

compliance undertakings, failing to

cooperate or to report alleged

misconduct
as

required,

or

committing

additional

crimes);

(x)

an

ongoing

obligation

to

cooperate

with

DOJ
investigations; and

(xi) an

ongoing obligation

to report

evidence or

allegations of

violations by

the Bank,
its

affiliates,

or

their

employees

that

may

be

a

violation

of

U.S.

federal

law.

The

Bank

is

focused

on
remediating

its

U.S.

BSA/AML

program

to

meet

the

requirements

of

the

Global

Resolution.

Additional
information

about

the

Global

Resolution

can

be

found

under

"Significant

Events

–

Global

Resolution

of
the Investigations

into the

Bank's U.S.

BSA/AML Program"

on pages

4 to

9 of

the 2024

MD&A, which

is
incorporated by reference.

DESCRIPTION OF THE BUSINESS
The Toronto

-Dominion

Bank

and its

subsidiaries

are collectively

known as

TD

Bank

Group

("TD"

or the
"Bank"). TD

is the

sixth largest

bank in

North America

by assets

and serves

over 27.9

million customers
in four key businesses

operating in a number

of locations in

financial centres around

the globe: Canadian
Personal

and

Commercial

Banking,

including

TD

Canada

Trust

and

TD

Auto

Finance

Canada;

U.S.
Retail, including

TD Bank,

America's Most

Convenient Bank®,

TD Auto

Finance U.S.,

TD Wealth

(U.S.),
and

an

investment

in

The

Charles

Schwab

Corporation;

Wealth

Management

and

Insurance,

including
TD

Wealth

(Canada),

TD

Direct

Investing,

and

TD

Insurance;

and

Wholesale

Banking,

including

TD
Securities and

TD Cowen.

TD also

ranks

among the

world's leading

online financial

services

firms, with
more than

17 million

active online

and mobile

customers. TD

had $2.06

trillion in

assets on

October 31,
2024.

The

Toronto

-Dominion

Bank

trades

under

the

symbol

"TD"

on

the

Toronto

and

New

York

Stock
Exchanges.

Descriptions of

TD’s

significant business

segments and

related information

are provided

on pages

14 to
15 and 21 to 39 of the 2024 MD&A, which are incorporated

by reference.
Investment in The Charles Schwab Corporation
See

"General

Development

of

the

Business"

above

for

additional

information

regarding

the

Bank's
ownership in Schwab.

T
he

Bank

owned
an

approximate

10.1%

stake

in

Schwab

as

at

October

31,

2024

consisting

of
approximately

7.5%

in

voting

common

shares

and

the

remainder

in

non-voting

common

shares

of
Schwab.
Schwab is a

leading provider

of financial services.

Through its subsidiaries,

Schwab provides

a full range
of

wealth

management,

securities

brokerage,

banking,

asset

management,

custody,

and

financial
advisory services to

individual investors and

independent investment

advisors. Schwab is

a U.S. publicly-
traded company and its common stock is listed on The New

York Stock

Exchange.
The

Bank

and

Schwab

are

party

to

a

stockholder

agreement

(the

"Stockholder

Agreement"),

which
became effective

upon closing

of the

Schwab transaction.

Under the

Stockholder

Agreement: (i)

subject
to meeting

certain

conditions,

the

Bank has

two seats

on Schwab's

Board of

Directors,

which seats

are
currently held

by Mr.

Bharat Masrani

and Mr.

Brian Levitt,

(ii) the

TD Bank

Group is

not permitted

to own
more

than

9.9%

voting

common

shares

of

Schwab,

and

(iii)

the

Bank

is

subject

to

customary

standstill
restrictions and, subject to certain exceptions, transfer

restrictions.
Average Number of Employees
TD had an average of 101,759 full-time equivalent employees

for fiscal 2024.

Social and Environmental Policies

The

Bank

publishes

a

Sustainability

Report

outlining

the

Bank's

social

and

environmental

policies

and
strategies.

This

report

and

other

related

information

is

available

on

the

Bank's

website.

Additional
information

about

the

Bank's

social

and

environmental

policies

can

be

found

under

"Environmental

and
Social Risk” on pages 102 to 104 of the 2024 MD&A, which

is incorporated by reference.

Risk Factors
The

Bank

considers

it

critical

to

regularly

assess

its

operating

environment

and

highlight

top

and
emerging

risks,

which

are

risks

with

a

potential

to

have

a

material

effect

on

the

Bank

and

where

the
attention

of

senior

leaders

is

focused

due

to

the

potential

magnitude

or

immediacy

of

their

impact.

An
explanation

of

the

types

of

risks

facing

the

Bank

and

its

businesses

and

the

ways

in

which

the

Bank

manages them

can be

found under

the heading

“Risk Factors

and Management”

on pages

61 to

104 of
the 2024 MD&A, which is incorporated by reference.

DIVIDENDS

Dividends per Share for the Bank (October 31
st

year-end)
1

Type of Shares 2024 2023 2022
Common Shares 4.08 3.84 $3.56
Class A First Preferred Shares (Non-Viability

Contingent Capital)
1
Series 1
2

$1.24

$0.92 $0.92
Series 3
3
-

$0.92 $0.92
Series 5 $0.97 $0.97 $0.97
Series 7
$0.80

$0.80 $0.80
Series 9
$0.81

$0.81 $0.81
Series 16
$1.58

$1.58
$1.13

Series 18
4

$1.44
$1.31 $1.18
Series 20
5

-

$1.19 $1.19
Series 22
6

-
$1.30 $1.30
Series 24
7

-

$1.28 $1.28
Series 26
8
- - -
Series 27
9

$57.50
$57.50 $32.85
Series 28
9
$72.32

$72.32 $19.42
Series 29
10
- - -
Series 30
11
- - -
Series 31
12

- - -
Notes:
1

Except as noted, dividends are payable quarterly on last day of January, April, July and October in each year, in an amount per

share

per

annum

determined

by

multiplying

the

Annual

Fixed

Dividend

Rate

(as

defined

within

each

Prospectus
Supplement) applicable to such Subsequent Fixed

Rate Period by $25.00.
2

On October

16, 2024,

the Bank

announced that

none of

its 20

million Non-Cumulative

5-Year

Rate Reset

Class A

First
Preferred Shares, Series 1 (Non-Viability Contingent Capital

(NVCC)) (the "Series 1 Shares") will be

converted on October
31, 2024

into Non-Cumulative

Floating Rate

Class A

First Preferred

Shares, Series

2 (NVCC)

(the "Series

2 Shares")

of
TD. As had been previously announced on October 1, 2024, the dividend rate for the Series 1 Shares for the 5-year period
from

and including

October 31,

2024 to

but excluding

October 31,

2029, if

declared, is

payable at

a

per

annum rate

of
4.97%.
3

On July

31, 2024,

the Bank

redeemed all

of its

20,000,000 outstanding

Non-Cumulative Class

A First

Preferred Shares,
Series 3 (NVCC).
4

On April

18, 2023,

the Bank

announced that

none of

its 14

million Non-Cumulative

5-Year

Rate Reset

Preferred Shares
NVCC, Series 18 (“Series

18 Shares”) would be

converted on April 30,

2023 into Non-Cumulative Floating

Rate Preferred
Shares

NVCC,

Series

19.

As

had

been

previously

announced

on

March

31,

2023,

the

dividend

rate

for

the

Series

18
Shares for the

5-year period from

and including April

30, 2023 to

but excluding April

30, 2028, if

declared, is payable

at a
per annum rate of 5.747%.
5

On

October

31,

2023,

the

Bank

redeemed

all

of

its

16,000,000

outstanding

Non-Cumulative

Class

A

First

Preferred
Shares, Series 20 (NVCC).
6

On April

30, 2024,

the Bank

redeemed all

of its

14,000,000 outstanding Non-Cumulative

Class A

First Preferred

Shares,
Series 22 (NVCC).

7

On July

31, 2024,

the Bank

redeemed all

of its

18,000,000 outstanding

Non-Cumulative Class

A First

Preferred Shares,
Series 24 (NVCC)

8

The

Class

A

First

Preferred

Shares,

Series

26

(NVCC)

(the

"Series

26

Shares")

were

issued

on

July

29,

2021

to

the
Limited Recourse Trust,

in connection with

the issuance of

limited recourse capital

notes. Until revoked, the

trustee of the
Limited Recourse Trust has

waived its right to receive any

and all dividends on the

Series 26 Shares.

Until such waiver is
revoked by

the trustee

of the

Limited Recourse Trust,

no dividends are

expected to

be declared or

paid on the

Series 26
Shares.

9

Dividends

are

payable

semi-annually

on

April

30

and

October

31

in

each

year,

in

an

amount

per

share

per

annum
determined by

multiplying the

Annual Fixed

Dividend Rate

(as defined

within the

Prospectus Supplement)

applicable to
such Subsequent Fixed Rate Period by $1,000.00.
10

The Class A

First Preferred Shares, Series

29 (NVCC) (the

"Series 29 Shares")

were issued on

September 14, 2022

to a
Limited Recourse Trust,

in connection with

the issuance of

limited recourse capital

notes. Until revoked, the

trustee of the
Limited Recourse Trust

has waived its

right to receive any

and all dividends on

the Series 29

Shares. Until such waiver

is
revoked by

the trustee

of the

Limited Recourse Trust,

no dividends are

expected to

be declared or

paid on the

Series 29
Shares.

11

The Class

A First

Preferred Shares,

Series

30 (NVCC)

(the "Series

30 Shares")

were issued

on October

17, 2022

to a
Limited Recourse Trust,

in connection with

the issuance of

limited recourse capital

notes. Until revoked, the

trustee of the
Limited Recourse Trust has

waived its right to receive any

and all dividends on the

Series 30 Shares.

Until such waiver is
revoked by

the trustee

of the

Limited Recourse Trust,

no dividends are

expected to

be declared or

paid on the

Series 30
Shares.

12

The Class A First Preferred Shares, Series 31 (NVCC) (the "Series 31 Shares") were issued on June 28, 2024 to a

Limited
Recourse Trust (defined below), in connection with the issuance of limited recourse capital notes. Until revoked, the trustee of the

Limited Recourse

Trust has

waived its

right to

receive any

and all

dividends on

the Series

31 Shares.

Until such
waiver is

revoked by

the trustee

of the

Limited Recourse

Trust, no

dividends are

expected to

be declared

or paid

on the
Series 31 Shares.
Dividend Restrictions

The

Bank

is

prohibited

by

the

Bank

Act

from

declaring

dividends

on

its

preferred

or

common

shares

if
there are reasonable

grounds for

believing that the

Bank is,

or the payment

would cause

the Bank to

be,
in contravention of

the capital adequacy

and liquidity regulations

of the Bank

Act or directions

of OSFI. In
addition,

the

ability

to

pay

dividends

on

common

shares

without

the

approval

of

the

holders

of

the
outstanding

preferred

shares

is

restricted

unless

all

dividends

on

the

preferred

shares

have

been
declared and paid or set apart for payment.
CAPITAL STRUCTURE

The

following

summarizes

certain

provisions

of

the

Bank's

common

shares,

preferred

shares

and

other
capital

instruments

qualifying

as

Additional

Tier

1

Capital

("AT1")

under

OSFI's

Capital

Adequacy
Requirements

guideline,

including

limited

recourse

capital

notes

and

perpetual

notes.

This

summary

is
qualified in

its entirety

by the

Bank’s by-laws

and the

actual terms

and conditions

of such

securities. For
more

information

on

the

Bank's

capital

structure,

see

pages

52

to

59

of

the

2024

MD&A

and

Notes

19
and

20

of

the

2024

Annual

Financial

Statements.

The

Bank

incorporates

those

pages

and

Notes

by
reference.

In

accordance

with

capital

adequacy

requirements

adopted

by

the

Office

of

the

Superintendent

of
Financial Institutions (Canada) ("OSFI"),

in order to qualify as

Tier 1 or Tier

2 Capital under Basel III,

non-
common

capital

instruments

issued

by

the

Bank

after

January

1,

2013,

including

Preferred

Shares

(as
defined

below)

and

Perpetual

Notes

(defined

below),

must

include

a

non-viability

contingent

capital
feature (the "NVCC

Provisions"), under which

they could be

converted into a

variable number of

common
shares of the Bank upon

the occurrence of a

Trigger Event.

A Trigger Event

is currently defined in

OSFI's
Capital

Adequacy

Requirements

Guideline

as

an

event

where

OSFI

determines

that

the

Bank

is,

or

is
about

to

become,

non-viable

and

that

after

conversion

of

all

non-common

capital

instruments

and
consideration

of

any

other

relevant

factors

or

circumstances,

the

viability

of

the

Bank

is

expected

to

be
restored, or

if the

Bank has

accepted or

agreed to

accept a

capital injection

or equivalent

support from

a
federal or provincial government of Canada without

which the Bank would have been determined

by OSFI
to be non-viable.
Common Shares
The

authorized

common

share

capital

of

the

Bank

consists

of

an

unlimited

number

of

common

shares
without nominal or par value.
Voting Rights
Subject

to

the

restrictions

set

out

under

“Constraints”

below,

holders

of

common

shares

are

entitled

to
vote at all meetings

of the shareholders

of the Bank, except

meetings at which only

holders of a specified
class or series of shares are entitled to vote.
Dividend Rights
The

holders

of

common

shares

are

entitled

to

receive

dividends

as

and

when

declared

by

the

Board,
subject to the preference of the holders of the Preferred Shares of the Bank.
Rights on Liquidation
After payment to the

holders of the Preferred

Shares of the Bank

of the amount or

amounts to which

they
may be entitled,

and after payment

of all outstanding

debts, the holders

of common shares

are entitled to
receive the remaining property of the Bank upon the liquidation,

dissolution or winding-up thereof.
Preferred Shares
The

Bank

is

authorized

to

issue

an

unlimited

number

of

Class

A

First

Preferred

Shares

(the

"Preferred
Shares"), without nominal or par value.
The

Preferred

Shares

of

the

Bank

may

be

issued

from

time

to

time,

in

one

or

more

series,

with

such
rights, privileges, restrictions and conditions as the Board may determine.
Priority
The Preferred

Shares of each

series rank on

a parity

with every other

series of

Preferred Shares,

and all
Preferred Shares

rank prior

to the

common shares

and to

any other

shares of

the Bank

ranking junior

to
the Preferred

Shares with

respect to

the payment

of dividends

and the

distribution of

assets in

the event
of the liquidation, dissolution or winding-up

of the Bank, provided that a Trigger

Event has not occurred as
contemplated

under

the

NVCC

Provisions

applicable

to

a

series

of

Preferred

Shares.

In

the

event

of

a
Trigger

Event

occurring

under

the

NVCC

Provisions,

the

existing

priority

of

the

Preferred

Shares

of

the
affected series

will not

be relevant

as all

Preferred Shares

of such

series will

be converted

into common
shares of the Bank and, upon conversion, will rank on a parity with all other common shares of the Bank.
Voting Rights
There are no voting

rights attached to

the Preferred Shares

except to the extent

provided in any series

or
by

the
Bank

Act
.

The

Bank

may

not,

without

the

prior

approval

of

the

holders

of

the

Preferred

Shares,
create

or

issue

(i)

any

shares

ranking

in

priority

to

or

on

a

parity

with

the

Preferred

Shares,

or

(ii)

any

additional

series

of

Preferred

Shares,

unless

at

the

date

of

such

creation

or

issuance

all

cumulative
dividends

and

any

declared

and

unpaid

non-cumulative

dividends

have

been

paid

or

set

apart

for
payment in respect of each series of Preferred Shares

then issued and outstanding.
Approval of

amendments to

the provisions

of the

Preferred Shares

as a

class may

be given

in writing

by
the holders

of all

the outstanding

Preferred Shares

or by

a resolution

carried by

an affirmative

vote of

at
least two-thirds

of the

votes cast

at a

meeting at

which the

holders of

a majority

of the

then outstanding
Preferred Shares

are present

or represented

by proxy

or,

if no

quorum is

present at

such meeting,

at an
adjourned

meeting

at

which

the

shareholders

then

present

or

represented

by

proxy

may

transact

the
business for which the meeting was originally called.
Rights on Liquidation
In the event of the liquidation, dissoluti

on or winding-up of the Bank, provided

that a Trigger Event

has not
occurred as

contemplated under

the NVCC

Provisions applicable

to a

series of

Preferred Shares,

before
any amounts are

paid to or

any assets distributed

among the holders

of the common

shares or

shares of
any other

class of

the Bank

ranking junior

to the

Preferred

Shares, the

holder of

a Preferred

Share of

a
series will

be entitled

to receive,

to the

extent provided

for with

respect to

such

Preferred Shares

by the
conditions attaching to such series:

(i) an amount equal to

the amount paid up thereon;

(ii) such premium,
if any,

as has

been provided

for with

respect

to the

Preferred

Shares of

such

series;

and

(iii)

all unpaid
cumulative

dividends,

if

any,

on

such

Preferred

Shares

and,

in

the

case

of

non-cumulative

Preferred
Shares, all

declared and

unpaid non-cumulative

dividends. After

payment to

the holders

of the

Preferred
Shares of

the amounts

so payable

to them,

they will

not be

entitled to

share in

any further

distribution of
the property or assets of the Bank.
Limited Recourse Capital Notes
The

Bank

has

issued

limited

recourse

capital

notes

(“LRCNs”)

with

recourse

limited

to

assets

held

in

a
trust

consolidated

by

the

Bank

(the

“Limited

Recourse

Trust”).

The

Limited

Recourse

Trust’s

assets
consist of Class A First Preferred

Shares of the Bank, each series

of which is issued concurrently

with the
applicable series

of LRCNs (the

“LRCN Preferred

Shares”). In the

event of (i)

non-payment of

interest on
LRCNs

following

any

interest

payment

date,

(ii)

non-payment

of

the

redemption

price

in

case

of

a
redemption of

the LRCNs,

(iii) non-payment

of principal

plus accrued

and unpaid

interest at

the maturity
of the

LRCNs, (iv)

an event

of default

on the

LRCNs, or

(v) a

Trigger Event,

the recourse

of each

LRCN
holder will be limited to that holder’s pro rata share of the Limited Recourse

Trust’s assets.
Voting Rights
The holders

of LRCNs

are not

entitled to

any voting

rights, nor

are they

entitled to

receive notice

of or

to
attend any meeting of the shareholders of the Bank.
Rights on Liquidation
The LRCNs,

by virtue

of the

recourse to

the LRCN

Preferred Shares,

include standard

NVCC Provisions
necessary for

them to

qualify as

Additional Tier

1 Capital

under OSFI’s

Capital

Adequacy Requirements
guideline. NVCC

Provisions

require the

conversion

of the

instrument

into a

variable number

of common
shares upon the occurrence

of a Trigger

Event. In such an event,

each LRCN Preferred Share

held in the
Limited

Recourse

Trust

will

automatically

and

immediately

be

converted

into

a

variable

number

of
common

shares

which

will

be

delivered

to

LRCN

holders

in

satisfaction

of

the

principal

amount

of,

and
accrued

and

unpaid

interest

on,

the

LRCNs.

The

number

of

common

shares

issued

will

be

determined
based on the

conversion formula

set out in

the terms

of the respective

series of

LRCN Preferred

Shares.
The LRCNs are

compound instruments

with both equity

and liability features

as payments

of interest and
principal

in cash

are made

at the

Bank’s

discretion.

Non-payment

of

interest

and principal

in cash

does
not constitute an event of default but will trigger the delivery of each LRCN Preferred Shares.

Perpetual Notes
The Bank has issued subordinated notes ("Perpetual

Notes") that are issued without a scheduled

maturity
or

redemption

date.

Interest

on

the

Perpetual

Notes

is

due

and

payable

only

if

it

is

not

cancelled.

The
Bank has

the sole

and absolute

discretion to

cancel interest.

Such cancelled

interest cannot

be claimed
against

the

Bank,

will

not

constitute

an

event

of

default

and

holders

have

no

rights

to

receive

any
additional

interest

or

compensation

as

a

result

of

such

cancellation.

In

the

event

of

non-payment

of
interest in full following such

payment date, the Bank will not

(a) declare dividends on the common

shares
or preferred shares

or (b) subject

to certain exceptions,

redeem any common

shares or preferred

shares,
in each case until the Bank pays interest in full on the Perpetual

Notes.
Voting Rights
The holders of

Perpetual Notes are

not entitled to any

voting rights, nor

are they entitled

to receive notice
of or to attend any meeting of the shareholders of the

Bank.
Rights on Liquidation
The Perpetual Notes include standard NVCC

Provisions necessary for them to qualify

as Additional Tier 1
Capital under OSFI’s Capital

Adequacy Requirements guideline.

NVCC Provisions require the

conversion
of the

instrument

into a

variable

number

of

common

shares

upon the

occurrence

of

a Trigger

Event.

In
such

an

event,

each

Perpetual

Note

will

automatically

and

immediately

be

converted

into

a

variable
number

of

common

shares

which

will

be

delivered

to

Perpetual

Note

holders

in

satisfaction

of

the
principal

amount

of,

and

accrued

and

unpaid

interest

on,

the

Perpetual

Notes.

The

number

of

common
shares issued

will be

determined based

on the

conversion formula

set out

in the

terms of

the respective
series

of Perpetual

Notes.

The Perpetual

Notes

are compound

instruments

with

both equity

and liability
features as payments

of interest and

principal in cash

are made at the

Bank’s discretion. Non-payment

of
interest and

principal

does not

constitute

an event

of

default but

the

Bank’s

failure to

pay interest

in full
when due will

impact the Bank’s

ability to pay

dividends on, or

redeem, its common

shares and preferred
shares, as described under “Perpetual Notes” above.
Constraints
There are no

constraints imposed

on the ownership

of securities of

a bank, including

the Bank, to

ensure
that a

bank has

a required

level of

Canadian ownership.

However,

the Bank

Act contains

restrictions on
the issue,

transfer,

acquisition, beneficial

ownership and

voting of

all shares

of a

bank. For

example, no
person can

be a

major shareholder

of a

bank if

the bank

has equity

of $12

billion or

more. A

person is

a
major shareholder of a bank where:

(i)

the aggregate

of the

shares

of any

class of

voting

shares

beneficially

owned

by that

person,

by
entities controlled by

that person and

by any person

associated or acting

jointly or in

concert with
that person is more than 20% of the outstanding shares

of that class of voting shares; or

(ii)

the aggregate

of the shares

of any class

of non-voting

shares beneficially

owned by

that person,
by entities

controlled by

that person

and by

any person

associated or

acting jointly

or in

concert
with that person is more than 30% of the outstanding

shares of that class of non-voting shares.
No person can

have a significant

interest in any

class of shares

of a bank,

including the Bank,

unless the
person first receives the approval of the Minister of Finance

(Canada).
For purposes of the

Bank Act, a

person has a significant

interest in a class

of shares of a

bank where the
aggregate

of

any

shares

of

the

class

beneficially

owned

by

that

person,

by

entities

controlled

by

that
person and by any person

associated or acting jointly

or in concert with that

person exceeds 10% of

all of
the outstanding shares of that class of shares of such

bank.
The

Bank

Act

also

prohibits

the

registration

of

a

transfer

or

issue

of

any

share

of

a

bank

to,

and

the
exercise

in

person

or

by

proxy

of

any

voting

rights

attached

to

any

share

of

a

bank

that

is

beneficially

owned by,

Her Majesty in right of Canada

or of a province or any agent

or agency of Her Majesty

in either
of those rights,

or to the

government of a

foreign country or

any political subdivision

thereof, or any

agent
or

agency

of

a

foreign

government.

Despite

this

restriction,

the

Minister

of

Finance

of

Canada

may
approve the issue

of shares of a

bank, including the

Bank, to an agent

that is an

“eligible agent”, which

is
defined as an agent or agency

of Her Majesty in right of Canada or

of a province or an agent or

agency of
a government

of a

foreign

country or

any political

subdivision of

a foreign

country:

(i) whose

mandate is
publicly

available;

(ii)

that

controls

the

assets

of

an

investment

fund

in

a

manner

intended

to

maximize
long-term risk-adjusted returns

and Her Majesty in right

of Canada or of a

province or an agent

or agency
of

a

government

of

a

foreign

country

or

any

political

subdivision

of

a

foreign

country

contributes

to

the
fund or the fund is established to provide

compensation, hospitalization, medical care, annuities,

pensions
or

similar

benefits

to

natural

persons;

and

(iii)

whose

decisions

with

respect

to

the

assets

of

the

fund
referred

to

in

(ii)

are

not

influenced

in

any

significant

way

by

Her

Majesty

in

right

of

Canada

or

of

the
province

or

the

government

of

the

foreign

country

or

the

political

subdivision.

The

application

for

this
approval would be made jointly by a bank, including the

Bank, and the eligible agent.
Ratings
Credit ratings

are important

to the

Bank’s borrowing

costs and

ability to

raise funds.

Rating downgrades
could

potentially

result

in

higher

financing

costs

and

increased

collateral

pledging

requirements

for

the
Bank

and

reduced

access

to

capital

markets.

Rating

downgrades

may

also

affect

the

Bank’s

ability

to
enter

into

normal

course

derivative

transactions.

The

Bank

regularly

reviews

the

level

of

increased
collateral

that

would

be

required

in

the

event

of

rating

downgrades

and

holds

liquid

assets

to

cover
additional

collateral

required

in

the

event

of

certain

downgrades

in

the

Bank's

senior

long-term

credit
ratings.

Additional

information

relating

to

credit

ratings

is

provided

under

the

heading

“Liquidity

Risk”

in
the “Managing

Risk” section

starting on

of the

2024 MD&A

and under

the heading

"Downgrade,
Suspension

or

Withdrawal

of

Ratings

Assigned

by

Any

Rating

Agency"

in

the

"Risk

Factors

and
Management" section on page 69 of the MD&A.
As at October 31, 2024, TD had the following solicited ratings from the rating agencies listed below:

Rating Rank*
Moody's Investor Service
Legacy Senior Debt
1

Aa3 4 of 21

Senior Debt
2
A2 6 of 21

Short Term

Debt
P-1 1 of 4

Legacy Subordinated Debt (non-
NVCC)
A3 7 of 21

Tier 2 Subordinated Debt (NVCC) A3 (hyb) 7 of 21

AT1 Perpetual Debt –

NVCC
Baa2 (hyb) 9 of 21

Limited Recourse Capital Notes –
NVCC
Baa2 (hyb) 9 of 21

Preferred Shares – NVCC Baa2 (hyb) 9 of 21

Outlook Stable

Rating Rank*
Standard & Poor's
Legacy Senior Debt
1

A+ 5 of 22

Senior Debt
2
A- 7 of 22

Short Term

Debt
A-1 2 of 8

Legacy Subordinated Debt (non-
NVCC)
A- 7 of 22

Tier 2 Subordinated Debt (NVCC) BBB+ 8 of 22

AT1 Perpetual Debt –

NVCC
BBB- 10 of 22

Limited Recourse Capital Notes –
NVCC
BBB- 10 of 22

Preferred Shares – NVCC BBB- 10 of 22

Outlook Stable

Rating Rank*
Fitch

Legacy Senior Debt
1

AA 3 of 23

Senior Debt
2
AA- 4 of 23

Short Term

Debt
F1+ 1 of 8

Legacy Subordinated Debt (non-
NVCC)
A 6 of 23

Tier 2 Subordinated Debt (NVCC) A 6 of 23

AT1 Perpetual Debt –

NVCC

BBB+ 8 of 23

Limited Recourse Capital Notes –
NVCC
BBB+ 8 of 23

Preferred Shares – NVCC

BBB+ 8 of 23

Outlook Negative

Rating Rank*
DBRS Morningstar
Legacy Senior Debt
1

AA (high) 2 of 23

Senior Debt
2
AA 3 of 23

Short Term

Debt
R-1 (high) 1 of 11

Legacy Subordinated Debt (non-
NVCC)
AA (low) 4 of 23

Tier 2 Subordinated Debt (NVCC) A 6 of 23

AT1 Perpetual Debt –

NVCC

– –

Limited Recourse Capital Notes –
NVCC

A (low) 7 of 23

Preferred Shares – NVCC

Pfd-2 (high) 4 of 17

Outlook
Negative (Long
Term);
Stable (Short
Term)

*
Relative

rank of each rating within the rating agency's

overall classification system.

Notes
:

1.

Includes: (a) Senior

debt issued prior

to September 23,

2018; and (b)

Senior debt issued

on or after

September 23, 2018
which is excluded from the bank recapitalization

"bail-in" regime.

2.

Subject to conversion under the bank recapitalization

"bail-in" regime.
Credit ratings are not

recommendations to purchase,

sell or hold a

financial obligation in

as much as they
do not

comment

on market

price or

suitability for

a particular

investor.

Ratings are

subject to

revision or
withdrawal at

any time

by the

rating agency.

Credit ratings

and outlooks

provided by

the rating

agencies
reflect their

views

and are

subject to

change from

time to

time, based

on a

number

of factors,

including
the

Bank’s

financial

strength,

capital

adequacy,

competitive

position,

asset

quality,

business

mix,
corporate governance and

risk management, the level

and quality of our

earnings and liquidity,

as well as
factors not entirely within the Bank’s

control, including the methodologies

used by the rating agencies

and
conditions affecting the overall financial services

industry.

As is common

practice, the Bank

has made payments

in the ordinary

course to the

rating agencies

listed
above

in

connection

with

the

assignment

of

ratings

on

the

securities

of

the

Bank.

In

addition,

the

Bank
has made customary payments in respect

of certain other services provided

to the Bank by the applicable
rating agencies during the last two years.
A definition of the categories of each

rating as at October 31, 2024
has been obtained from the respective
rating agency’s

website and

is outlined

in Appendix

B, and

a more

detailed explanation

may be

obtained
from the applicable

rating agency.

We note

that the definition

of the ratings

categories for

the respective
rating agencies are provided

solely in order to

satisfy requirements of Canadian

law and do not

constitute
an

endorsement

by

the

Bank

of

the

ratings

categories

or

of

the

application

by

the

respective

rating
agencies of their criteria and analyses.

MARKET FOR SECURITIES OF THE BANK
The

Bank’s

common

shares

are

listed

on

the

Toronto

Stock

Exchange

(TSX)

and

the

New

York

Stock
Exchange

under

the

trading

symbol

"TD".

Except

for

the

Class

A

First

Preferred

Shares,

Series

26
(NVCC),

the

Class

A

First

Preferred

Shares,

Series

29

(NVCC),

the

Class

A

First

Preferred

Shares,
Series

30

(NVCC),

the

Class

A

First

Preferred

Shares,

Series

31

(NVCC),

the

Non-Cumulative

5-Year
Fixed

Rate

Reset

Preferred

Shares,

Series

27,

and

the

Non-Cumulative

5-Year

Fixed

Rate

Reset
Preferred Shares,

Series 28

which are

not listed

on an

exchange, the

Bank’s Preferred

Shares are

listed
on the TSX.

Trading Price and Volume

Trading price and volume

of the Bank’s outstanding securities

on the TSX in the past year is set

out in the
tables below:
COMMON SHARES

Nov.
2023
Dec.
2023
Jan.
2024
Feb.
2024
Mar.
2024
Apr.
2024
May
2024
Jun.
2024
Jul.
2024
Aug.
2024
Sept.
2024
Oct.
2024
High ($)
Low ($)

Vol.('000)
78.17
77.14
6,243
82.74
81.69
4,963
86.07
85.05
21,299
81.83
80.70
3,548
81.82
80.68
3,515
81.86
81.31
12,387
81.59
80.75
5,304
76.60
74.89
4,599

75.68
74.71
19,587
81.45
80.22
4,137
80.79
79.90
2,616
86.10
84.67
11,345

PREFERRED SHARES

Nov.
2023
Dec.
2023
Jan.
2024
Feb.
2024
Mar.
2024
Apr.
2024
May
2024
Jun.
2024
Jul.
2024
Aug.
2024
Sept.
2024
Oct.
2024
Series 1
High ($)

Low ($)
Vol.('000)

16.44
16.18
21

18.42
18.24
7

18.14
17.91
15

20.20
20.01
6

21.86
21.86
-

23.07
22.95
13

23.69
23.49
57

23.39
23.34
42

24.06
23.99
95

24.24
24.21
40

24.32
24.27
21

22.70
22.62
14
Series 5
High ($)

Low ($)
Vol.('000)

16.31
15.74
10

17.56
17.52
2

17.49
17.41
4

19.49
19.31
67

20.07
19.83
5

21.71
21.61
4

23.07
22.96
126

22.49
22.36
80

23.56
23.51
5

23.99
23.90
5

23.80
23.75
12

22.70
22.56
13
Series 7
High ($)

Low ($)
Vol.('000)

16.54
16.31
6

18.43
18.34
3

-
-
-

20.03
19.98
16

20.55
20.47
3

21.90
21.90
-

23.35
23.27
23

22.86
22.85
1

-
-
-

23.91
23.50
2

23.70
23.70
-

23.66
23.64
3
Series 9
High ($)

Low ($)
Vol.('000)

16.76
16.63
7

18.81
18.49
1

-
-
-

20.22
20.07
59

20.60
20.45
3

-
-
-

23.20
23.06
80

-
-
-

23.59
23.59
-

23.90
23.55
5

23.48
23.46
2

-
-
-
Series 16
High ($)

Low ($)
Vol.('000)

22.06
21.23
55

22.90
22.80
2

23.20
23.15
6

29.98
23.79
19

23.34
23.31
2

23.85
23.76
16

24.44
24.14
30

24.90
24.77
2

24.77
24.51
1

25.55
25.47
9

-
-
-

25.61
25.61
1
Series 18
High ($)

Low ($)
Vol.('000)

19.19
18.45
6

21.09
20.71
12

21.13
21.12
3

21.31
21.09
215

21.37
21.07
3

22.29
22.28
4

23.09
22.73
32

24.08
23.86
4

24.01
24.01
-

24.62
24.40
29

24.95
24.85
3

24.81
24.74
5
Prior Sales

In the

most recently

completed financial

year,

the Bank

issued the

following shares

that are

not listed

or
quoted on a marketplace:

Issue Price Number of Securities Issued Date of Issue
Class

A

First

Preferred
Shares, Series 31 (NVCC)
US$1,000 750,000 June 28, 2024
The above preferred shares were

issued in connection with the issuance

of limited recourse capital notes.

For

further

information

on

the

Bank's

issuance

of

limited

recourse

capital

notes

and

the

associated
preferred shares, please

see Note

19 of the

Annual Financial

Statements for the

year ended October

31,
2024, which notes are incorporated by reference in this

AIF.
ESCROWED SECURITIES AND SECURITIES SUBJECT TO

CONTRACTUAL RESTRICTIONS ON
TRANSFER
In

connection

with

each

issuance

of

LRCNs,

the

Bank

also

concurrently

issues

Preferred

Shares

(see
"Limited Resource

Capital Notes"

for additional

information).

Each LRCN

Preferred Share

Series is

held
in

the

Limited

Recourse

Trust.

Pursuant

to

the

Amended

and

Restated

Declaration

of

Trust

for

the
Limited Recourse

Trust

and the

share provisions

for each

LRCN Preferred

Share Series,

the Trustee

of
the

Limited

Recourse

Trust

will

only

deliver

the

LRCN

Preferred

Shares

to

holders

of

LRCNs

under
certain prescribed circumstances.
Securities Subject to Contractual Restriction on Transfer

as at October 31, 2024
Designation of Class Number of Securities that are Subject to a Contractual Restriction on Transfer
1
Percentage of Class
Class A First Preferred
Shares, Series 26 (NVCC)
1,750,000 100%
Class A First Preferred
Shares, Series 29 (NVCC)
1,500,000 100%
Class A First Preferred
Shares, Series 30 (NVCC)
1,750,000 100%
Class A First Preferred
Shares, Series 31 (NVCC)
750,000 100%
1

The contractual restriction on transfer will remain in

place for so long as such shares are held

in the Limited Recourse Trust.

DIRECTORS AND EXECUTIVE OFFICERS
Directors and Board Committees of the Bank
The following

table sets

forth, as

at December

4, 2024,

the directors

of the

Bank,

their present

principal
occupation and business, municipality of residence and the

date each became a director of the Bank.
Director Name
Principal Occupation & Municipality of Residence
Director Since
Ayman Antoun
Corporate Director, and former

President,
IBM Americas
Oakville, Ontario, Canada
April 2024
Cherie L. Brant
Partner, Borden Ladner Gervais

LLP
Tyendinaga Mohawk Territory,

Ontario, Canada
August 2021
Amy W. Brinkley
Consultant, AWB Consulting, LLC
Charlotte, North Carolina, U.S.A.
September 2010
Raymond Chun
1
Chief Operating Officer
The Toronto

-Dominion Bank
Toronto,

Ontario, Canada
November 2024
Brian C. Ferguson
Corporate Director, and former

President & Chief Executive Officer,
Cenovus Energy Inc.
Calgary, Alberta, Canada

March 2015
Colleen A. Goggins
Corporate Director, and retired

Worldwide Chairman,
Consumer Group, Johnson & Johnson
Princeton, New Jersey,

U.S.A.
March 2012
Alan N. MacGibbon
Board Chair, The Toronto

-Dominion Bank
Mississauga, Ontario, Canada
April 2014
John B. MacIntyre
Corporate Director, and

Partner Emeritus, Birch Hill Equity Partners
Toronto,

Ontario, Canada
August 2023
Karen E. Maidment
Corporate Director, and former

Chief Financial and Administrative Officer,
BMO Financial Group
Cambridge, Ontario, Canada
September 2011
Keith G. Martell
Corporate Director, and former

President & Chief Executive Officer,
First Nations Bank of Canada
Eagle Ridge, Saskatchewan, Canada
August 2023

Bharat B. Masrani
Group President and Chief Executive Officer,
The Toronto

-Dominion Bank
Toronto,

Ontario, Canada
April 2014
Claude Mongeau

Corporate Director, and former

President and Chief Executive Officer,

Canadian National Railway Company
Montreal, Quebec, Canada

March 2015
S. Jane Rowe
Corporate Director, and former

Vice Chair, Investments,

Ontario Teachers'

Pension Plan Board
Toronto,

Ontario, Canada
April 2020
Nancy G. Tower
Corporate Director, and former

President & Chief Executive Officer,

Tampa

Electric Company
Halifax, Nova Scotia, Canada
June 2022
Ajay K. Virmani
Executive Chairman, Cargojet Inc.
Oakville, Ontario, Canada
August 2022
Mary A. Winston
Corporate Director, and former

public-company Chief Financial Officer
Charlotte, North Carolina, U.S.A.
August 2022
Notes:
1.

Mr.

Chun will

become Group

President and

Chief Executive

Officer of

the Bank,

on April

10, 2025,

at

the Bank's

next
Annual Meeting of Shareholders.
Except as disclosed below,

all directors have had the same principal occupation for

the past five years.
Prior to

commencing

his current

role as

Chief Operating

Officer

TD Bank

Group on

November 1,

2024,
Mr.

Chun

was

Group

Head,

Canadian

Personal

Banking,

TD

Bank

Group

from

December

11,

2023

to
October 31, 2024, Group

Head, Wealth Management

and TD Insurance, TD

Bank Group from January

1,
2022

to

December

10,

2023,

Executive

Vice

President,

Direct

Investing,

Business

Architecture

and
Delivery,

TD Wealth

from June 14,

2021 to December

31, 2021, and

Executive Vice

President, President
and CEO, TD Insurance from May 23, 2019 to June 13,

2021.

Mr. MacIntyre was a Partner

at Birch Hill Equity Partners prior to December

1, 2024.
Mr.

Martell

was

former

Director,

President

and

Chief

Executive

Officer

of First

Nations

Bank

of

Canada
prior to May 2023 and continued in an advisory role until July

30, 2023.
Ms.

Rowe

was

Vice

Chair,

Investments

of

the

Ontario

Teachers'

Pension

Plan

Board

("Ontario
Teachers")

prior to August 1,

2023. Ms. Rowe was

Executive Managing Director

and head of the

Equities
department of Ontario Teachers'

prior to October 1, 2020.

Ms. Tower

was President and Chief Executive Officer

of Tampa

Electric Company prior to May 2021.
Each

director

will

hold

office

until

the

next

annual

meeting

of

shareholders

of

the

Bank,

which

is
scheduled for April 10, 2025. More detailed

information concerning the nominees

proposed for election as
directors, as well

as those not

standing for

re-election, will

be provided

in the management

proxy circular
of the Bank.

The following table sets forth the Committees of the Bank’s

Board, the members of each Committee as at
December 4, 2024 and each Committee’s key responsibilities.

Committee Members Key Responsibilities
Corporate
Governance
Committee
Alan N. MacGibbon
(Chair)
Amy W. Brinkley
Claude Mongeau
Nancy G. Tower

Responsibility for corporate governance of the Bank:

●

Identify

individuals

qualified

to

become

Board

members
and

recommend

to

the

Board

the

director

nominees

for
the

next

annual

meeting

of

shareholders

and
recommend

candidates

to

fill

vacancies

on

the

Board
that occur between meetings of the shareholders;
●

Develop and recommend

to the Board

a set of

corporate
governance

principles,

including

a

code

of

conduct

and
ethics,

aimed

at

fostering

a

healthy

governance

culture
at the Bank;
●

Satisfy

itself

that

the

Bank

communicates

effectively,
both proactively

and responsively,

with

its shareholders,
other interested parties and the public;
●

Oversee

the

Bank's

alignment

with

its

purpose

and

its
strategy,

performance

and

reporting

on

corporate
responsibility for sustainability matters;

●

Oversee subsidiary

governance for

the Bank

enterprise-
wide;
●

Provide oversight of enterprise

-wide conduct risk and

act
as

the

conduct

review

committee

for

the

Bank

and
certain

of

its

Canadian

subsidiaries

that

are

federally-
regulated financial institutions;
●

Oversee

the

establishment

and

maintenance

of

policies
in

respect

of

the

Bank's

compliance

with

the

consumer
protection

provisions

of

the

Financial

Consumer
Protection Framework (FCPF); and
●

Oversee the evaluation

of the Board and Committees.

Human
Resources
Committee
Claude Mongeau
(Chair)
Amy W. Brinkley
John B. MacIntyre
Alan N. MacGibbon
Karen E. Maidment

Responsibility

for

management’s

performance
evaluation, compensation and succession planning:

●

Discharge,

and

assist

the

Board

in

discharging,

the
responsibility of

the Board

relating to

leadership, human
capital management and

compensation, as set

out in the
Committee’s charter;
●

Set

corporate

goals

and

objectives

for

the

CEO,

and
regularly measure

the CEO’s

performance against

these
goals and objectives;
●

Recommend compensation

for the CEO

to the Board

for
approval,

and

review

and

approve

compensation

for
certain senior officers;
●

Monitor

the

Bank's

compensation

strategy,

plans,
policies

and

practices

for

alignment

to

the

Financial
Stability

Board

Principles

for

Sound

Compensation
Practices

and

Implementation

Standards,

including

the
appropriate consideration of risk;
●

Oversee

a

robust

talent

planning

and

development
process, including review and approval of

the succession
plans for the senior

officer positions and

heads of control
functions;
●

Review and recommend

the CEO succession

plan to the
Board for approval;
●

Produce a report on

compensation, which is

published in
the

Bank’s

annual

proxy

circular,

and

review,

as
appropriate,

any

other

related

major

public

disclosures
concerning compensation; and
●

Oversee

the

strategy,

design

and

management

of

the
Bank's

employee

pension,

retirement

savings

and
benefit plans.
Risk
Committee
Amy W. Brinkley
(Chair)
Ayman Antoun
Cherie L. Brant
Colleen A. Goggins
Karen E. Maidment
Keith G. Martell
Nancy G. Tower
Ajay K. Virmani

Supervising the management of risk of the Bank:

●

Approve

the

Enterprise

Risk

Framework

("ERF")

and
related

risk

category

frameworks

and

policies

that
establish

the

appropriate

approval

levels

for

decisions
and other measures

to manage risk

to which the

Bank is
exposed;
●

Review

and

recommend

the

Bank’s

Enterprise

Risk
Appetite

Statement

for

approval

by

the

Board

and
oversee the Bank’s major risks as set out in the

ERF;
●

Review

the

Bank’s

risk

profile

and

performance

against
Risk Appetite; and
●

Provide a forum for “big-picture” analysis of

an enterprise
view of risk including consideration

of trends, and current
and emerging risks.

Audit
Committee
Nancy G. Tower*
(Chair)
Ayman Antoun
Brian C. Ferguson*
Keith G. Martell*
S. Jane Rowe*
Mary A. Winston*

Supervising

the

quality

and

integrity

of

the

Bank’s
financial reporting and compliance requirements:

●

Oversee

reliable,

accurate

and

clear

financial

reporting
to shareholders;
●

Oversee

the

effectiveness

of

internal

controls,

including
internal controls over financial reporting;
●

Recommend

to

the

Board

the

appointment

of

the
shareholders'

auditor

for

approval

by

the

shareholders
and

the

compensation

and

terms

of

engagement

of

the
shareholders' auditor for approval by the Board;
●

Oversee the

work of

the shareholders’

auditor,

including
requiring

the

shareholders’

auditor

to

report

directly

to
the Committee;
●

Review

reports

from

the

shareholders’

auditor,

chief
financial

officer,

chief

auditor,

chief

compliance

officer,
and chief anti-money laundering

officer, and

evaluate the
effectiveness and independence of each;
●

Oversee

the

establishment

and

maintenance

of

policies
and

programs

reasonably

designed

to

achieve

and
maintain

the

Bank's

compliance

with

the

laws

and
regulations that apply to it; and
●

Act as the Audit Committee for

certain subsidiaries of the
Bank that are federally regulated financial institutions.

*Designated Audit Committee Financial Expert

Audit Committee

The Audit Committee

of the Board

of Directors

of the Bank

operates under

a written charter

that sets

out
its

responsibilities

and

composition

requirements.

A

copy

of

the

charter

is

attached

to

this

AIF

as
Appendix “C”. The

Committee charter requires

all members to

be financially literate

or be willing

and able
to

acquire

the

necessary

knowledge

quickly.

“Financially

literate”

means

the

ability

to

read

and
understand financial

statements that

present a

breadth and

level of

complexity of

accounting issues

that
are generally comparable

to the breadth

and complexity of the

issues that can reasonably

be expected to
be raised by the Bank’s financial statements.
In addition,

the Committee

charter contains

independence

requirements applicable

to each

member and
each

member

currently

meets

those

requirements.

Specifically,

the

charter

provides

that

no

member

of
the Committee may

be an officer

or retired officer

of the Bank

and every member

shall be independent

of
the

Bank

within

the

meaning

of

all

applicable

laws,

rules

and

regulations,

including

those
particularly
applicable

to

Audit

Committee

members

and

any

other

relevant

consideration

as

determined

by

the
Board,

including

the

Bank’s

Director

Independence

Policy

(a

copy

of

which

is

available

on

the

Bank’s
website at www.td.com).
As

indicated

in

the

table

above,

the

members

of

the

Committee

are:

Nancy

G.

Tower

(Chair),

Ayman
Antoun, Brian

C. Ferguson,

Keith G.

Martell,

S. Jane

Rowe, and

Mary A.

Winston. The

members

of the
Audit

Committee

bring

significant

skills

and

experience

to

their

responsibilities,

including

academic

and
professional

experience

in

accounting,

business

and

finance.

The

Board

has

determined

that

each

of
Messrs.

Ferguson,

and

Martell

and

Mses.

Rowe,

Tower

and

Winston

has

the

attributes

of

an

Audit
Committee

Financial

Expert

as

defined

in

the

U.S.

Sarbanes-Oxley

Act;

all

Committee

members

are
financially

literate

and

independent

under

the

applicable

listing

standards

of

the

New

York

Stock
Exchange,

the

Committee

charter,

the

Bank’s

Director

Independence

Policy

and

the

corporate
governance guidelines of the Canadian Securities Administrators.
The following sets out the

education and experience of

each director relevant to the

performance of his or
her duties as a member of the Committee:

Ayman

Antoun

is

a

Corporate

Director.

He

is

the

former

President

of

IBM

Americas,

a

multinational
technology corporation

which includes

Canada, the

United States

and Latin

America. He

is also

a Board
member of TD's U.S. Retail Banking

subsidiaries. Mr.

Antoun also serves on the Board

of CAE Inc. and is
a member

of their

Audit Committee.

Mr.

Antoun holds

a Bachelor

of Science,

Electrical Engineering

with
Computer Science Minor from the University of Waterloo.
Brian

C.

Ferguson

is

a

Corporate

Director.

He

is

the

former

President

&

Chief

Executive

Officer

of
Cenovus

Energy

Inc.

Prior

to

leading

Cenovus

Energy

Inc.,

Mr.

Ferguson

was

the

Executive

Vice-
President

and

Chief

Financial

Officer

of

Encana

Corporation.

Mr.

Ferguson

holds

an

undergraduate
degree in commerce from the

University of Alberta and is

a Fellow of Chartered Professional

Accountants
Alberta. Mr. Ferguson is one

of the Bank's Audit Committee Financial Experts.
Keith G. Martell

is a Corporate Director.

Mr. Martell

is the former Director,

President and Chief Executive
Officer of

First Nations

Bank of

Canada ("FNBC").

Prior to

joining FNBC,

Mr.

Martell spent

10 years

with
the

Chartered

Accounting

firm

KPMG,

then

served

as

the

Executive

Director

of

Finance

and

Fiscal
Relations for the Federation of

Sovereign Indigenous Nations from

1995 to 2000. Mr.

Martell currently sits
on

the

Board

of

Nutrien

Ltd

and

USask

Properties

Investment

Inc.

Mr.

Martell

holds

a

Bachelor

of
Commerce and

an Honorary

Doctor of

Laws from

the University

of Saskatchewan

and is

a Fellow

of the
Institute

of

Chartered

Professional

Accountants

(FCPA,

FCA)

and

a

Certified

Aboriginal

Financial
Manager (CAFM). Mr. Martell

is one of the Bank's Audit Committee Financial Experts.
S. Jane Rowe

is a Corporate Director.

Ms. Rowe is the former Vice Chair,

Investments, Ontario Teachers
and

was

formerly

the

Executive

Managing

Director,

Equities,

Ontario

Teachers.

Prior

to

joining

Ontario
Teachers

in 2010,

Ms. Rowe

held several

senior

executive

management

roles at

Scotiabank

during her

tenure. Ms. Rowe

previously served

as Chair of

the Audit Committee

of Sierra Wireless.

Ms. Rowe holds
an

undergraduate

degree

in

commerce

from

the

Memorial

University

of

Newfoundland

and

a

master’s
degree

in

business

administration

from

the

Schulich

School

of

Business,

York

University.

Ms.

Rowe

is
one of the Bank’s Audit Committee Financial

Experts.
Nancy G.

Tower
is Chair

of the

Bank's Audit

Committee.

Ms. Tower

is a

Corporate Director.

She is

the
former President

and

Chief Executive

Officer

of Tampa

Electric Company,

which

is a

U.S.

subsidiary

of
Emera Inc. Ms. Tower

held a number of

senior roles at Emera

Inc. and its subsidiaries,

including as Chief
Corporate

Development

Officer,

Chief

Financial

Officer,

and

Chief

Executive

Officer

of

Emera
Newfoundland and Labrador.

Ms. Tower

also serves as a member

of the Audit Committee of

AltaGas Ltd.
Ms.

Tower

holds

a

Bachelor

of

Commerce

from

Dalhousie

University

in

Halifax,

Nova

Scotia

and

is

a
Chartered Professional

Accountant, a

Chartered Accountant,

and a

Fellow of

the Chartered

Professional
Accountants of Nova Scotia. Ms. Tower

is one of the Bank’s Audit Committee Financial

Experts.
Mary

A.

Winston
is

a

Corporate

Director

and

former

public-company

Chief

Financial

Officer

of

Family
Dollar

Stores,

Inc.,

Giant

Eagle,

Inc.

and

Scholastic

Corp.,

and

while

serving

as

a

board

member,

was
also interim CEO

of Bed Bath

and Beyond Inc.

Ms. Winston serves

as the Chair

of the Audit

Committees
of TD

Group

U.S.

Holdings

LLC, TD

Bank

U.S.

Holding

Company,

TD

Bank,

N.A.,

TD

Bank

USA,

N.A.
She

is

the

Chair

of

the

Audit

Committees

of

Acuity

Brands

Inc.

(through

January

2025)

and

Chipotle
Mexican

Grill

Inc,

and

sits

on

the

board

of

Northrup

Grumman.

Ms.

Winston

previously

served

as

the
Chair of the

Audit Committee

of Dover Corp.

from 2008

to 2018.

Ms. Winston

holds a

Bachelor's Degree
in Accounting from the University

of Wisconsin, an MBA from

Northwestern University's Kellogg

School of
Management,

and

is

a

Certified

Public

Accountant.

Ms.

Winston

is

one

of

the

Bank’s

Audit

Committee
Financial Experts.
Additional Information Regarding the Audit Committee

and Shareholders' Auditor
The

Audit

Committee

oversees

the

financial

reporting

process

at

the

Bank,

including

the

work

of

the
shareholder's

independent

external

auditor,

currently

Ernst

&

Young

LLP

(“EY”).

EY

is

responsible

for
planning

and

carrying

out,

in

accordance

with

professional

standards,

an

audit

of

the

Bank's

annual
financial statements and reviews of the Bank's quarterly

financial statements.
The Audit

Committee is

responsible for

the annual

recommendation

of the

appointment and

oversight of
the

shareholders’

independent

external

auditor.

The

Audit

Committee

assesses

the

performance

and
qualification

of

the

shareholders'

auditor

and

submits

its

recommendation

for

appointment,

or
reappointment,

to

the

Board

for

recommendation

to

the

shareholders.

The

shareholders'

auditor

is then
appointed by the shareholders, who vote on this matter

at the Annual General Meeting.
At

least

annually,

the

Audit

Committee

evaluates

the

performance,

qualifications,

skills,

resources
(amount and

type), and

independence of

the shareholders'

auditor,

including the

lead partner,

in order

to
support

the

Board

in

reaching

its

recommendation

to

appoint

the

shareholders'

auditor.

This

annual
evaluation

includes

an

assessment

of

audit

quality

and

service

considerations

such

as:

auditor
independence, objectivity

and professional skepticism;

quality of the

engagement team;

monitoring of the
partner

rotation

timing;

and

quality

of

the

communication

and

service

provided

by

the

shareholders'
auditor.

In

the

evaluation,

the

Audit

Committee

considers

the

nature

and

extent

of

communications
received from

the shareholders'

auditor during

the year,

the responses

from management

and the

Audit
Committee

to

an

annual

questionnaire

regarding

the

performance

of,

and

interactions

with,

the
shareholders' auditor.
EY

was

appointed

as

the

shareholders'

independent

external

auditor

for

the

year

ended

October

31,
2024, in

accordance

with

the

Bank

Act and

the recommendation

by the

Audit

Committee

and

has been
the

Bank’s

sole

independent

external

auditor

beginning

with

the

year

ended

October

31,

2006.

Prior

to
2006, EY acted as joint auditors of the Bank.

Executive Officers of the Bank

As at December 4, 2024, the following individuals are executive officers of the Bank:

Executive Officer Principal Occupation
Municipality of
Residence
Ajai K. Bambawale
Group Head and Chief Risk Officer,

TD Bank Group
Toronto,

Ontario,
Canada
Melanie Burns
Executive Vice President and Chief Human
Resources Officer
Toronto,

Ontario,
Canada
Raymond Chun
1
Chief Operating Officer,

TD Bank Group

Oakville, Ontario,
Canada
Paul Clark
Senior Executive Vice President, Wealth
Management
Toronto,

Ontario,
Canada
Barbara Hooper
Group Head, Canadian Business Banking, TD Bank
Group
Etobicoke,
Ontario, Canada
Gregory Keeley
Senior Executive Vice President, Platforms and
Technology
Fairfield,
Connecticut,
U.S.A.
Jane Langford Executive Vice President and General Counsel
Toronto,

Ontario,
Canada
Bharat B. Masrani
2
Group President and Chief Executive Officer,

TD
Bank Group

Toronto,

Ontario,
Canada
Sona Mehta
Group Head, Canadian Personal Banking, TD Bank
Group
Brampton,
Ontario, Canada
M. Christine Morris
Senior Executive Vice President,
Transformation, Enablement and Customer
Experience
Etobicoke,
Ontario, Canada
Anita O'Dell
3
Senior Vice President and Chief Auditor
Anderson, South
Carolina, U.S.A.
Leovigildo Salom
Group Head US Retail, TD Bank Group and
President and CEO, TD Bank, America's Most
Convenient Bank®
Miami, Florida,
U.S.A.
Kelvin Tran
Group Head and Chief Financial Officer,

TD
Bank Group
Markham,
Ontario, Canada
Tim Wiggan
Group Head, Wholesale Banking and
President and CEO of TD Securities
Toronto,

Ontario,
Canada
Notes:
1.

Mr.

Chun will

become Group

President and

Chief Executive

Officer of

the Bank,

on April

10, 2025,

at

the Bank's

next
Annual Meeting of Shareholders.
2.

Mr. Masrani will retire on April 10, 2025.
3.

As of December 9, 2024, Ms. O'Dell will move into

an advisory role at the Bank and will continue to

serve in that role until
she retires on May 31, 2025. Michelle Myers

will be appointed as Global Chief Auditor effective

December 9, 2024.

Except as disclosed

below,

all executive officers

have had the

same principal occupation

for the past

five
years.
Prior to commencing her current

role as Executive Vice

President and Chief Human Resources

Officer on
May 1,

2024, Ms.

Burns was

Executive Vice

President and

Deputy Chief

Human Resources

Officer from

June 5, 2023 to April

30, 2024, and Senior Vice

President, Human Resources, Talent

from June 13, 2011
to June 4, 2023.
Prior to

commencing

his current

role as

Chief Operating

Officer,

TD Bank

Group on

November 1,

2024,
Mr.

Chun

was

Group

Head,

Canadian

Personal

Banking,

TD

Bank

Group

from

December

11,

2023

to
October 31, 2024, Group

Head, Wealth Management

and TD Insurance, TD

Bank Group from January

1,
2022

to

December

10,

2023,

Executive

Vice

President,

Direct

Investing,

Business

Architecture

and
Delivery,

TD Wealth

from June 14,

2021 to December

31, 2021, and

Executive Vice

President, President
and CEO, TD Insurance from May 23, 2019 to June 13,

2021.
Prior

to

commencing

his

current

role

as

Senior

Executive

Vice

President,

Wealth

Management

on
November

1,

2024,

Mr.

Clark

was

Executive

Vice

President,

Wealth

Advice

from

June

14,

2021

to
October 31,

2024, and

Executive Vice

President, Direct

Investing, TD

Wealth from

July 1,

2019 to

June
13, 2021.

Prior to

commencing

her current

role

as Group

Head,

Canadian

Business Banking,

TD Bank

Group, on
May

1,

2023,

Ms.

Hooper

was

Senior

Executive

Vice

President,

Treasury

and

Enterprise

Strategy

from
September

1,

2021

to

April

30,

2023,

and

Executive

Vice

President,

Treasury

and

Corporate
Development from January 23, 2017 to August 31, 2021.

Prior to

commencing

his current

role

as

Senior

Executive

Vice

President,

Platforms

and Technology

on
January

1,

2022,

Mr.

Keeley

was

Executive

Vice

President

and

Chief

Information

Officer

from

April

1,
2021 to

December

31,

2021

and

Senior

Vice

President

and

Head

of

Enterprise

Operational

Excellence
from August 1, 2018 to March 31, 2021.

Prior to commencing

her current

role as

Executive Vice

President and

General Counsel

on May

1, 2022,
Ms. Langford was Senior Vice President, Legal, Corporate

from March 1, 2018 to April 30, 2022.

Prior to commencing her current role as
Group

Head,

Canadian

Personal

Banking,

TD

Bank

Group

on
November

1,

2024,

Ms.

Mehta

was

Executive

Vice

President,

Real

Estate

Secured

Lending,

Everyday
Banking,

Savings

and

Investing,

Canadian

Personal

Banking

from

November

20,

2023

to

October

31,
2024,

Senior

Vice

President,

Everyday

Banking,

Savings

and

Investing

from

May

9, 2022

to

November
19, 2023,

Senior Vice

President, Claims,

Fraud, Litigation

and Vendor

Management,

TD Insurance

from
February

10,

2020

to

May

8,

2022,

and

Vice

President,

Risk

Management

from

September

5,

2017

to
February 9, 2020.

Prior

to

starting

her

current

role

as

Senior

Executive

Vice

President,

Transformation,

Enablement

and
Customer

Experience

on

September

1,

2021,

Ms.

Morris

was

Executive

Vice

President

and

Chief
Operating Officer,

Canadian Personal Banking

from April 1, 2020

to August 31, 2021,

and Executive Vice
President, Lending Solutions, Canadian Personal Banking from

September 16, 2019 to March 31, 2020.
Prior to commencing

her current role

as Senior Vice

President and Chief

Auditor on March

29, 2021, Ms.
O'Dell

was

Senior

Vice

President

and

Chief

Auditor,

TD

Bank

America's

Most

Convenient

Bank

from
March 2, 2017 to March 28, 2021.

Prior to commencing

his current role

as Group Head

US Retail, TD

Bank Group and

President and CEO,
America's Most Convenient

Bank, on January 1,

2022, Mr.

Salom was Group Head,

Wealth Management
and TD Insurance, TD Bank Group from November 1,

2017 to December 31, 2021.
Prior to

commencing

his current

role

as Group

Head

and Chief

Financial

Officer

on March

2, 2023,

Mr.
Tran

was Senior

Executive Vice

President and

Chief Financial

Officer from

September 1,

2021 to

March
1, 2023,

Executive Vice

President, Enterprise

Finance from

May 27,

2021 until

August 31,

2021, Senior
Vice President, TD

Bank Group and

Chief Financial Officer,

TD Bank, America's

Most Convenient Bank®
from August 1, 2019 to May 26, 2021.

Prior to

commencing his

current role

as Group

Head, Wholesale

Banking and

President and

CEO of

TD
Securities on

November 1,

2024, Mr.

Wiggan was

Group Head,

Wealth Management

and Insurance,

TD
Bank Group from December

11, 2023

to October 31, 2024,

Executive Vice President,

Vice Chair and

Co-
Head of Global

Investment Banking, TD

Securities from March

1, 2023 to

December 10,

2023, Executive
Vice President,

Vice Chair

and Co-Head

Global Markets,

TD Securities

from March

3, 2022

to February
28,

2023,

Senior

Vice

President,

Executive

Managing

Director

and

Co-Head

Global

Markets,

TD
Securities

from

January

2,

2022 to

March

2,

2022,

and

Senior

Vice

President

and

Executive

Managing
Director, Global Equities and Commodities

from November 1, 2016 to January 1, 2022.
Shareholdings of Directors and Executive Officers

To

the knowledge of the Bank, as

at October 31, 2024, the directors

and executive officers of the

Bank as
a

group

beneficially

owned,

directly

or

indirectly,

or

exercised

control

or

direction

over

an

aggregate

of
2,234,206.58 of the

Bank’s common shares,

representing approximately
0.13%
of the Bank’s

issued and
outstanding common shares on that date.
Additional Disclosure for Directors and Executive

Officers
To

the best of our

knowledge, having made

due inquiry,

the Bank confirms that,

as at December

4, 2024,
except as set out below:
(i)

no director or executive officer

of the Bank is, or was within the

last ten years, a director or

officer of
a company (including the Bank) that:
(a)

was subject to

an order (including

a cease trade

order or an

order similar to

a cease trade

or
an

order

that

denied

the

relevant

company

access

to

any

exemption

under

securities
legislation for

a period

of more

than 30

consecutive days),

that was

issued while

the director
or

executive

officer

was

acting

in

the

capacity

as

director,

chief

executive

officer

or

chief
financial officer;
(b)

was subject

to an

order that

was issued

after the

director or

executive officer

ceased to

be a
director, chief

executive officer

or chief financial

officer and

which resulted from

an event that
occurred

while

that

person

was

acting

in

the

capacity

as

director,

chief

executive

officer

or
chief financial officer; or
(c)

within

a

year

of

the

person

ceasing

to

act

in

that

capacity,

became

bankrupt,

made

a
proposal

under

any

legislation

relating

to

bankruptcy

or

insolvency

or

was

subject

to

or
instituted

any

proceedings,

arrangement

or

compromise

with

creditors

or

had

a

receiver,
receiver manager or trustee appointed to hold its assets.
(ii)

in

the

last

ten

years,

no

director

or

executive

officer

of

the

Bank

has

become

bankrupt,

made

a
proposal

under

any

legislation

relating

to

bankruptcy

or

insolvency,

or

become

subject

to

or
instituted any

proceedings,

arrangement

or compromise

with creditors,

or had

a receiver,

receiver
manager or trustee appointed to hold the assets of the

director or executive officer; and
(iii)

no director or

executive officer

of the Bank

has been subject

to any penalties

or sanctions imposed
by a court

relating to securities

legislation or by

a securities regulatory

authority or has

entered into
a

settlement

agreement

with

a

securities

regulatory

authority

or

has

been

subject

to

any

other
penalties

or

sanctions

imposed

by

a

court

or

regulatory

body

that

would

likely

be

considered
important to a reasonable investor in making an investment

decision.
Ms.

Goggins

was,

prior

to

June

14,

2016,

a

director

of

Valeant

Pharmaceuticals

International,

Inc.
("Valeant").

Management

cease

trade

orders

were

issued

for

directors

and

officers

of

Valeant

by

the
Autorité

des

marchés

financiers

(Quebec)

while

Ms.

Goggins

was

a

director

of

Valeant.

These

orders
were effective from March 31, 2016 to April 29, 2016,

and from May 17, 2016 to June 8, 2016.

Mr.

MacIntyre

was

a

director

of

2180811

Ontario

Limited

("2180811"),

the

sole

general

partner

of

RHB
Group LP ("RHB"). On January

17, 2017, RHB and 2180811

were deemed to have filed

an assignment of
bankruptcy

under

the

Bankruptcy

and Insolvency

Act.

RHB and

2180811

were

majority

owned

by Birch
Hill Equity Partners, where Mr.

MacIntyre is employed.

Pre-Approval Policies and Shareholders’ Auditor Service

Fees

The Bank’s

Audit Committee

has implemented

a policy

restricting the services

that may

be performed

by
the shareholders’ independent

external auditor.

The policy provides

detailed guidance to

management as
to

the

specific

services

that

are

eligible

for

Audit

Committee

pre-approval.

By

law,

the

shareholders’
auditor may not provide certain services to the Bank or

its subsidiaries.
The types of services to be

performed by the shareholders' auditor,

together with the maximum amount

of
fees that may be paid

for such services, must

be annually pre-approved by

the Audit Committee pursuant
to the policy.

The policy

also provides

that the

Audit Committee

will, on a

quarterly basis,

receive a year-
to-date

report

of

fees

paid

or

payable

to

the

shareholders'

auditor

for

services

performed,

as

well

as
details

of

any

proposed

engagements

for

consideration

and,

if

necessary

pre-approval,

by

the

Audit
Committee.

In

making

its

determination

regarding

the

services

to

be

performed

by

the

shareholders’
auditor, the

Audit Committee considers

compliance with applicable

legal and regulatory

requirements and
guidance,

and

with

the

policy,

as

well

as

whether

the

provision

of

the

services

could

negatively

impact
auditor

independence.

This

includes

considering

whether

the

provision

of

the

services

would

place

the
auditor in a

position to audit

its own work,

place the auditor

in an advocacy

role on behalf

of the Bank,

or
result in the auditor acting in the role of the Bank’s

management.
Fees

paid

to

EY,

the

Bank’s

current

shareholders’

independent

external

auditor,

by

category

of

fee

for
services provided during the two most recently completed

fiscal years are detailed in the table below.

Fees paid to Ernst & Young

LLP

(thousands of Canadian dollars)

2024

2023

Audit Fees
1

$45,580

$43,085

Audit-related fees
2

3,893

5,724

Tax

fees
3

815

1,067

All Other fees
4

25

150

Total Bank and Subsidiaries

$50,313

$50,026

Investment Funds
5

– Public Funds

2,849

2,643

– Private Funds

3,571

4,749

Total Investment

Funds

$6,420

$7,392

Total

Fees

$56,733

$57,418

Notes:
1.

Audit fees

are fees

for the

professional services

in connection

with the

audit of

the Bank’s

financial statements

including the
audit of

internal control over

financial reporting, the

audit of

its subsidiaries,

and other services

that are

normally provided

by
the shareholders’ auditor in connection with statutory

and regulatory filings or engagements.

2.

Audit-related fees are fees for assurance and

related services that are performed by the shareholders’

auditor. These services
include:

employee

benefit

plan

audits;

audit

of

charitable

organizations;

audit

services

for

certain

special

purpose

entities
administered

by

the

Bank;

accounting

and

tax

consultation

in

connection

with

mergers,

acquisitions,

divestitures

and
restructurings; application

and general

controls reviews;

interpretation of

accounting, tax

and reporting

standards; assurance
services

or

specified

procedures

that

are

not

required

by

statute

or

regulation;

reports

on

control

procedures

at

a

service
organization; translation of financial

statements and reports in

connection with the audit

or review; and information

technology
advisory services.

3.

Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax

knowledge publications;

income and

commodity tax

compliance and

advisory services;

and transfer

pricing
services and customs and duties issues.

4.

All

other fees

include fees

for benchmark

studies; regulatory

advisory services;

and performance

and process

improvement
services.

5.

Includes fees for professional services

provided by EY for certain

investment funds managed by subsidiaries of

the Bank. The
fees mainly

relate to

audit services;

$566 thousand

(2023 –

$630 thousand)

relates to

tax and

other services.

In addition

to

other

administrative

costs,

the

subsidiaries

are

responsible

for

the

auditors'

fees

for

professional

services

rendered

in
connections with the annual

audits, statutory and regulatory filings, and

other services for the

investment funds, in return

for a
fixed administration fee. For certain funds, these fees

are paid directly by the funds.
LEGAL PROCEEDINGS AND REGULATORY

ACTIONS
A description

of material

legal proceedings

and regulatory

matters to

which the

Bank is

a party

is set out
under the

heading “Legal

and Regulatory

Matters” in

Note 27

of the

Annual Financial

Statements for

the
year ended October 31, 2024, which note is incorporated

by reference in this AIF.
On

October

10,

2024,

the

Bank

announced

that,

following

active

cooperation

and

engagement

with
authorities

and

regulators,

it

had

reached

a

resolution

of

investigations

related

to

its

U.S.

BSA/AML
compliance

programs.

The Bank

and

certain

of its

U.S.

subsidiaries

have consented

to orders

with

the
OCC,

the

FRB,

and

FinCEN

and

entered

into

plea

agreements

with

the

DOJ,

Criminal

Division,

Money
Laundering

and

Asset

Recovery

Section

and

the

United

States

Attorney’s

Office

for

the

District

of

New
Jersey.

More information is provided in the "General Development of the

Business" section of this AIF.

During

fiscal

2024,

Financial

Transactions

and

Reports

Analysis

Centre

of

Canada

("FINTRAC")
undertook

a

compliance

examination

of

certain

aspects

of

the

Bank’s

AML

program

in

Canada.

FINTRAC

imposed

an

administrative

monetary

penalty

of

$9.2

million

and

issued

five

violations:

(i)
FINTRAC

found

that

TD

failed

to

file

suspicious

transaction

reports

(STRs)

in

20

of

the

cases

it

had
reviewed

and

(ii)

FINTRAC

issued

four

inter-related

violations

that

primarily

stemmed

from

the

Bank’s
failure

to

properly

identify

(i.e.,

assess

and

document)

its

full

population

of

high-risk

customers.

More
information is provided

under "Significant Events

– Global Resolution

of the Investigations

into the Bank's
U.S. BSA/AML Program" on pages 4 to 9 of the 2024

MD&A.
From time to

time, in the

ordinary course of

business, the

Bank and its

subsidiaries are

assessed fees

or
fines

by

securities

regulatory

authorities
1

in

relation

to

administrative

matters,

including

late

filings

or
reporting, which may be considered penalties

or sanctions pursuant to securities legislation,

but which are
not,

individually

or in

the

aggregate,

material

to

the

Bank.

In

addition,

the

Bank

and

its subsidiaries

are
subject

to

numerous

regulatory

authorities

around

the

world,

and

fees,

administrative

penalties,
settlement agreements and sanctions may be categorized

differently by each regulator.

1
National

Instrument

14-101

defines

“securities

legislation”

as

Canadian

provincial

and

territorial

securities

legislation,

and
“securities regulatory authority” as Canadian provincial

and territorial securities regulatory authorities.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL

TRANSACTIONS
To

the best of our knowledge, the

Bank confirms that, as at December

4, 2024, there were no directors

or
executive officers

of the

Bank, nor

any associate

or affiliate

of a

director or

executive officer

of the

Bank,
with

a

material

interest

in

any

transaction

within

the

three

most

recently

completed

financial

years

or
during the current

financial year that

has materially affected

or is reasonably

expected to materially

affect
the Bank.
TRANSFER AGENTS AND REGISTRARS

Transfer Agent
TSX Trust Company
301-100 Adelaide Street West,

Toronto,

ON M5H 4H1
Telephone:

416-682-3860 or toll-free at 1-800-387-0825 (Canada and U.S.

only)
Fax:

1-888-249-6189
Email:

shareholderinquiries@tmx.com

Website:

www.tsxtrust.com

Co-transfer Agent and Registrar
Computershare
P.O.

Box 43006
Providence, RI 02940-3006
or
150 Royall Street
Canton, MA 02021
Telephone:

1-866-233-4836
TDD for hearing impaired:

1-800-231-5469
Shareholders outside of U.S.:

201-680-6578
TDD shareholders outside of U.S.:

201-680-6610
Website:

www.computershare.com/investor

INTERESTS OF EXPERTS
The

Consolidated

Financial

Statements

of

the

Bank

for

the

year

ended

October

31,

2024

filed

under
National

Instrument

51-102

–

Continuous

Disclosure

Obligations,

portions

of

which

are

incorporated

by
reference

in

this

AIF,

have

been

audited

by

Ernst

&

Young

LLP,

Chartered

Professional

Accountants,
Licensed Public

Accountants, Toronto,

Ontario. Ernst

& Young

LLP is

the external

auditor who

prepared
the

Report

of

Independent

Registered

Public

Accounting

Firm

–

Opinion

on

the

Consolidated

Financial
Statements, and

Report of

Independent Registered

Public Accounting

Firm –

Opinion on

Internal Control
over Financial Reporting. Ernst & Young

LLP is independent with respect to the Bank

within the context of
the

CPA

Code

of

Professional

Conduct

of

the

Chartered

Professional

Accountants

of

Ontario.

Ernst

&
Young

LLP is also

independent with respect

to the Bank

within the meaning

of the U.S.

federal securities
laws and

the

applicable

rules

and regulations

thereunder

adopted by

the

U.S.

Securities

and Exchange
Commission and the Public Company Accounting Oversight

Board.
MATERIAL CONTRACTS
Except

as

set

forth

below,

the

Bank

has

not

entered

into

any

material

contracts,

other

than

those
contracts entered into in the ordinary course of business,

within the last financial year.
A

plea

agreement

was

entered

into

on

October

10,

2024

between

the

Department

of

Justice,

Criminal
Division,

Money

Laundering

and

Asset

Recovery

Section,

the

United

States

Attorney’s

Office

for

the
District of

New Jersey

and TD

Bank, N.A.,

pursuant to

which TD

Bank, N.A.

plead guilty

to one

count of
conspiring to

fail to

maintain an

adequate AML

program, fail

to file

accurate currency

transaction reports
("CTRs") and launder money.
A

plea

agreement

was

entered

into

on

October

10,

2024

between

the

Department

of

Justice,

Criminal
Division,

Money

Laundering

and

Asset

Recovery

Section,

the

United

States

Attorney’s

Office

for

the
District of New

Jersey and

TD Bank US

Holding Company (TDBUSH),

pursuant to which

TDBUSH plead
guilty to two counts of failing to maintain an adequate

AML program and failing to file accurate CTRs.
The above

plea

agreements

were filed

as “material

contracts”

in

accordance

with

the

Bank’s

regulatory
obligations

under

securities

laws

and

at

the

request

of

the

Ontario

Securities

Commission

("OSC"),

as
part of ongoing continuous disclosure review by OSC Corporate

Finance.

Additional

information

about

the

Global

Resolution

can

be

found

under

"Significant

Events

–

Global
Resolution

of

the

Investigations

into

the

Bank's

U.S.

BSA/AML

Program"

on

pages

4

to

9

of

the

2024
MD&A, which is incorporated by reference.
The

Bank's

material

contracts

are

available

under

the

Bank's

issuer

profile

on

SEDAR+

at
www.sedarplus.ca

ADDITIONAL INFORMATION
Additional

information

concerning

the

Bank

may

be

found

on

SEDAR+

at

www.sedarplus.ca
and

on
EDGAR at www.sec.gov.
Additional information,

including directors’

and officers’

remuneration and

indebtedness, principal

holders
of the Bank’s

securities and

options to purchase

securities, in

each case

if applicable,

is contained

in the
Bank’s

management

proxy

circular

for

its most

recent

annual

meeting

of

shareholders

that

involved

the
election

of

directors.

Additional

financial

information

is

provided

in

the

Bank’s

comparative

financial
statements

and

management’s

discussion

and

analysis

for

its

most

recently

completed

financial

year,
which at the date hereof was the year ended October 31, 2024.
Under certain Canadian

bank resolution powers

that came into effect

on September 23,

2018 (the "bail-in
regime"), the Canada Deposit

Insurance Corporation (“CDIC”) may,

in circumstances where the Bank

has
ceased, or

is about

to cease,

to be

viable, assume

temporary control

or ownership

of the

Bank and

may
be granted broad powers by one or more orders

of the Governor in Council (Canada),

including the power
to sell or

dispose of

all or a

part of the

assets of

the Bank,

and the

power to

carry out

or cause

the Bank
to carry out a

transaction or a series

of transactions the purpose

of which is to restructure

the business of
the

Bank.

The

expressed

objectives

of

the

bail-in

regime

include

reducing

government

and

taxpayer
exposure

in

the

unlikely

event

of

a

failure

of

a

bank

designated

by

OSFI
as

a

domestic

systemically
important

bank

("D-SIB"),

reducing

the

likelihood

of

such

a

failure

by

increasing

market

discipline

and
reinforcing that

bank shareholders

and creditors

are responsible

for the

D-SIBs’ risks

and not

taxpayers,
and preserving financial stability

by empowering the CDIC

to quickly restore a

failed D-SIB to viability

and
allow

it

to

remain

open

and

operating,

even

where

the

D-SIB

has

experienced

severe

losses.

For

a
description

of

Canadian

bank

resolution

powers

and

the

consequent

risk

factors

attaching

to

certain
liabilities of

the Bank,

reference is

made to

https://www.td.com/investor

-relations/ir-homepage/regulatory-
disclosures/main-features-of-capital-instruments/main-features-of-capital-instruments.jsp

.

Appendix “A”
Intercorporate Relationships
The following is a list of the directly or indirectly

held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES
1
(millions of Canadian dollars)
October 31, 2024
North America
Address of Head
or Principal

Office
2
Carrying value

of shares
owned by the Bank
3
Meloche Monnex Inc.
Security National

Insurance Company
Primmum Insurance Company
TD Direct Insurance Inc.
TD General Insurance

Company
TD Home and Auto

Insurance Company
Montreal, Québec
Montreal, Québec
Toronto, Ontario
Toronto, Ontario
Toronto, Ontario
Toronto, Ontario
$ 2,753
TD Wealth

Holdings Canada

Limited
TD Asset Management Inc.
Toronto, Ontario
Toronto, Ontario
10,367
GMI Servicing Inc. Winnipeg, Manitoba
TD Waterhouse Private Investment

Counsel Inc.
Toronto, Ontario
TD Waterhouse Canada

Inc.
Toronto, Ontario
TD Auto Finance (Canada)

Inc.
Toronto, Ontario 4,287
TD Group US Holdings LLC
Toronto Dominion Holdings (U.S.A.), Inc.
Cowen Inc.
Cowen Structured

Holdings LLC
Cowen Structured Holdings Inc.
ATM Execution LLC
RCG LV Pearl, LLC
Cowen Financial

Products LLC
Cowen Holdings, Inc.
Cowen and Company, LLC
Cowen CV Acquisition LLC
Cowen Execution Holdco LLC
Westminster Research

Associates LLC
RCG Insurance Company
TD Prime Services

LLC
TD Securities

Automated Trading

LLC
TD Securities (USA) LLC
Toronto Dominion (Texas)

LLC
Toronto Dominion (New York) LLC
Toronto Dominion Investments, Inc.
TD Bank US Holding Company
Epoch Investment Partners, Inc.
TD Bank

USA, National

Association
TD Bank, National Association
TD Equipment Finance, Inc.
TD Private

Client Wealth

LLC
TD Public Finance LLC
TD Wealth Management Services

Inc.
Wilmington, Delaware
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
New York, New York
Chicago, Illinois
New York, New York
New York, New York
New York, New York
New York, New York
Cherry Hill,

New Jersey
New York, New York
Cherry Hill,

New Jersey
Cherry Hill,

New Jersey
Mt. Laurel, New Jersey
New York, New York
New York, New York
Mt. Laurel, New Jersey
81,374
TD Investment Services Inc. Toronto, Ontario 56
TD Life Insurance

Company
Toronto, Ontario 163
TD Mortgage Corporation Toronto, Ontario 13,231
TD Pacific Mortgage Corporation Vancouver, British Columbia
The Canada Trust Company Toronto, Ontario
TD Securities Inc. Toronto, Ontario 3,213
TD Vermillion Holdings Limited
TD Financial

International Ltd.
TD Reinsurance (Barbados)

Inc.
Toronto, Ontario
Hamilton, Bermuda
St. James,

Barbados
23,714
International
Cowen Malta Holdings Limited
Cowen Insurance

Company Ltd
Birkirkara, Malta
Birkirkara, Malta
27
Ramius Enterprise

Luxembourg Holdco

S.à.r.l.
Luxembourg, Luxembourg 247
Cowen Reinsurance

S.A.
Luxembourg, Luxembourg
TD Ireland Unlimited

Company
TD Global Finance

Unlimited Company
Dublin, Ireland
Dublin, Ireland
2,805
TD Securities (Japan)

Co. Ltd.
Tokyo, Japan 13
Toronto Dominion Australia Limited Sydney, Australia 104
TD Bank Europe Limited London, England 1,407
Toronto Dominion International

Pte. Ltd.
Cowen Execution Services Limited
Singapore, Singapore
London, England
6,812
Toronto Dominion (South East Asia) Limited Singapore, Singapore 1,643
1

Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or

100% of any issued and outstanding voting
securities and
non-voting securities of the entities listed.
2

Each subsidiary is incorporated or organized in the country in which its head or principal office is located.
3

Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii)

of the
Bank Act (Canada) . Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes.

Appendix "B"
Description of Ratings
Description of ratings, as disclosed by Moody's Investors

Service on its public website
Ratings assigned

on Moody’s

global long-term

and short-term

rating scales

are forward-looking

opinions
of the relative

credit risks

of financial

obligations issued

by non-financial

corporates, financial

institutions,
structured finance vehicles, project finance

vehicles, and public sector entities.

Moody’s defines credit risk
as

the

risk

that

an

entity

may

not

meet

its

contractual

financial

obligations

as

they

come

due

and

any
estimated

financial

loss

in

the

event

of

default

or

impairment.

The

contractual

financial

obligations
addressed by

Moody’s

ratings are

those that

call for,

without regard

to enforceability,

the payment

of an
ascertainable

amount,

which

may

vary

based

upon

standard

sources

of

variation

(e.g.,

floating

interest
rates), by

an ascertainable

date. Moody’s

rating addresses

the issuer’s

ability to

obtain cash

sufficient to
service the

obligation, and

its willingness

to pay.

Moody’s ratings

do not

address non-

standard sources
of variation in the amount of the principal

obligation (e.g., equity indexed), absent

an express statement to
the contrary

in a press

release accompanying

an initial

rating.

Long-term ratings

are assigned to

issuers
or obligations

with

an

original

maturity

of

eleven

months

or

more

and

reflect

both

on

the

likelihood

of

a
default or

impairment

on contractual

financial

obligations

and the

expected

financial

loss

suffered

in

the
event of

default or

impairment. Short-term

ratings are

assigned to

obligations with

an original

maturity of
thirteen

months

or

less

and

reflect

both

on

the

likelihood

of

a

default

or

impairment

on

contractual
financial

obligations

and

the

expected

financial

loss

suffered

in

the

event

of

default

or

impairment.

Moody’s issues

ratings at the

issuer level and

instrument level on

both the long-term

scale and the

short-
term

scale.

Typically,

ratings

are

made

publicly

available

although

private

and

unpublished

ratings

may
also be assigned.
Moody’s

differentiates

structured

finance

ratings

from

fundamental

ratings

(i.e.,

ratings

on

nonfinancial
corporate, financial institution, and public

sector entities) on the global long-term

scale by adding (sf) to all
structured

finance

ratings.

The

addition

of

(sf)

to

structured

finance

ratings

should

eliminate

any
presumption

that

such

ratings

and

fundamental

ratings

at

the

same

letter

grade

level

will

behave

the
same.

The

(sf)

indicator

for

structured

finance

security

ratings

indicates

that

otherwise

similarly

rated
structured finance

and fundamental

securities may

have different

risk characteristics.

Through its

current
methodologies,

however,

Moody’s

aspires

to

achieve

broad

expected

equivalence

in

structured

finance
and fundamental rating performance when measured over

a long period of time.
Moody’s assigns ratings

to long-term and

short-term financial obligations.

Long-term ratings are

assigned
to

issuers

or

obligations

with

an

original

maturity

of

eleven

months

or

more

and

reflect

both

on

the
likelihood of a

default on contractually

promised payments

and the expected

financial loss

suffered in

the
event of default. Short-term ratings

are assigned to obligations with

an original maturity of thirteen

months
or

less

and

reflect

both

on

the

likelihood

of

a

default

on

contractually

promised

payments

and

the
expected financial

loss suffered

in the event

of default.

Moody’s appends

numerical modifiers

1, 2, and

3
to

each

generic

rating

classification

from

'Aa'

through

'Caa'.

The

modifier

1

indicates

that

the

obligation
ranks

in the

higher

end of

its generic

rating category;

the modifier

2 indicates

a mid-range

ranking;

and
the modifier

3

indicates

a ranking

in the

lower

end

of

that generic

rating category.

Additionally,

a '(hyb)'
indicator is appended to

all ratings of hybrid

securities issued by

banks, insurers, finance

companies, and
securities firms.
A global long-term rating of

'Aa' reflects obligations that are

judged to be of high quality

and are subject to
very

low credit

risk.

Obligations

rated

'A'

are

judged

to

be

upper-medium

grade

and

are subject

to

low
credit

risk.

Obligations

rated

'Baa'

are

judged

to

be

medium-grade

and

subject

to

moderate

credit

risk
and as such

may possess

certain speculative characteristics.

Global short-term

ratings of 'P-1'

(Prime-1)
reflect a superior ability to repay short-term obligations.
A Moody’s

rating outlook

is an

opinion regarding

the likely

rating direction

over the

medium term.

Rating
outlooks

fall

into

four

categories:

'Positive'

(POS),

'Negative'

(NEG),

'Stable'

(STA),

and

'Developing'
(DEV). Outlooks

may be

assigned

at the

issuer level

or at

the rating

level. Where

there is

an outlook

at

the

issuer

level

and

the

issuer

has

multiple

ratings

with

differing

outlooks,

an

“(m)”

modifier

to

indicate
multiple

will

be

displayed

and

Moody’s

press

releases

will

describe

and

provide

the

rationale

for

these
differences. A designation

of 'RUR' (Rating(s)

Under Review) is

typically used when

an issuer has

one or
more

ratings

under

review,

which

overrides

the

outlook

designation.

A

designation

of

'RWR'

(Rating(s)
Withdrawn)

indicates

that

an

issuer

has

no

active

ratings

to

which

an

outlook

is

applicable.

Rating
outlooks are

not assigned

to all

rated entities.

In some

cases, this

will be

indicated by

the display

'NOO'
(No Outlook).
A

'Stable'

outlook

indicates

a

low

likelihood

of

a

rating

change

over

the

medium

term.

A

'Negative',
'Positive' or 'Developing'

outlook indicates

a higher likelihood

of a rating

change over

the medium term.

A
rating

committee

that

assigns

an

outlook

of

'Stable',

'Negative',

'Positive',

or

'Developing'

to

an

issuer’s
rating is also indicating its belief

that the issuer’s credit profile is consistent

with the relevant rating level at
that point in time.
Description of ratings, as disclosed by S&P Global Ratings

on its public website
An

S&P Global

Ratings

issue

credit

rating

is a

forward-looking

opinion

about the

creditworthiness

of

an
obligor with

respect to

a specific

financial obligation,

a specific

class of

financial obligations,

or a

specific
financial program

(including ratings

on medium-term

note programs

and commercial

paper programs).

It
takes

into

consideration

the

creditworthiness

of

guarantors,

insurers,

or

other

forms

of

credit
enhancement

on

the

obligation

and

takes

into

account

the

currency

in

which

the

obligation

is
denominated.

The

opinion

reflects

S&P Global

Ratings'

view of

the obligor's

capacity

and willingness

to
meet its

financial commitments

as they

come due,

and this

opinion may

assess terms,

such as

collateral
security and subordination, which could affect ultimate

payment in the event of default.
Issue

credit

ratings

can

be

either

long-term

or

short-term.

Short-term

issue

credit

ratings

are

generally
assigned

to

those

obligations

considered

short-term

in

the

relevant

market,

typically

with

an

original
maturity

of

no

more

than

365

days.

Short-term

issue

credit

ratings

are

also

used

to

indicate

the
creditworthiness

of

an

obligor

with

respect

to

put

features

on

long-term

obligations.

We

would

typically
assign a

long-term issue

credit rating

to an

obligation

with an

original maturity

of greater

than 365

days.
However,

the

ratings

we

assign

to

certain

instruments

may

diverge

from

these

guidelines

based

on
market practices.
Issue

credit

ratings

are

based,

in

varying

degrees,

on

S&P

Global

Ratings'

analysis

of

the

following
considerations:
•

The likelihood of payment--the capacity and willingness

of the obligor to meet its financial
commitments on an obligation in accordance with the terms of the obligation;
•

The nature and provisions of the financial obligation, and the promise we impute; and
•

The protection afforded by,

and relative position of, the financial obligation in the event of

a
bankruptcy, reorganization,

or other arrangement under the laws of bankruptcy

and other laws
affecting creditors' rights.
An issue rating is an assessment of default

risk but may incorporate an assessment

of relative seniority or
ultimate

recovery

in

the

event

of

default.

Junior

obligations

are

typically

rated

lower

than

senior
obligations, to

reflect lower

priority in

bankruptcy,

as noted

above. (Such

differentiation

may apply

when
an entity

has both

senior and

subordinated obligations,

secured and

unsecured

obligations, or

operating
company and holding company obligations.)
A

long-term

obligation

rated

'AA’

differs

from

the

highest-rated

obligations

only

to

a

small

degree.

The
obligor's

capacity

to

meet

its

financial

commitments

on

the

obligation

is

very

strong.

A

long-term
obligation rated ‘A’

is somewhat more susceptible

to the adverse effects

of changes in circumstances

and
economic conditions

than

obligations in

higher-rated categories.

However,

the obligor's

capacity to

meet
its

financial

commitments

on

the

obligation

is

still

strong.

A

long-term

obligation

rated

'BBB'

exhibits
adequate protection

parameters. However,

adverse economic

conditions or

changing circumstances

are
more

likely

to

weaken

the

obligor's

capacity

to

meet

its

financial

commitments

on

the

obligation.

The

ratings from 'AA'

to 'CCC'

may be modified

by the

addition of a

plus (+)

or minus

(-) sign to

show relative
standing within the major rating categories.
A short-term

obligation

rated 'A-1'

is rated

in the

highest category

by S&P

Global

Ratings.

The obligor's
capacity

to

meet

its

financial

commitments

on

the

obligation

is

strong.

Within

this

category,

certain
obligations

are

designated

with

a

plus

sign

(+).

This

indicates

that

the

obligor's

capacity

to

meet

its
financial commitments on these obligations is extremely

strong.
The

S&P

Global

Ratings

Canadian

preferred

share

rating

scale

serves

issuers,

investors,

and
intermediaries

in

the

Canadian

financial

markets

by

expressing

preferred

share

ratings

(determined

in
accordance

with

global

rating

criteria)

in

terms

of

rating

symbols

that

have

been

actively

used

in

the
Canadian market over a number

of years. An S&P Global

Ratings preferred share rating on

the Canadian
scale

is

a

forward-looking

opinion

about

the

creditworthiness

of

an

obligor

with

respect

to

a

specific
preferred

share

obligation

issued

in

the

Canadian

market

relative

to

preferred

shares

issued

by

other
issuers in

the Canadian

market. There

is a

direct correspondence

between the

specific ratings

assigned
on

the

Canadian

preferred

share

scale

and

the

various

rating

levels

on

the

global

debt

rating

scale

of
S&P Global

Ratings. The

Canadian scale

rating is

fully determined

by the

applicable global

scale rating,
and there are no additional analytical criteria

associated with the determination of ratings on

the Canadian
scale.

S&P

Global

Ratings'

practice

is

to

present

ratings

on

an

issuer's

preferred

shares

on

both

the
global rating

scale and

on

the Canadian

national scale

when

listing the

ratings

for a

particular

issuer.

A
Canadian

National

preferred

share

rating

of

'P-2'

corresponds

to

global

scale

preferred

share

rating

of
'BBB'.
An

S&P

Global

Ratings

outlook

assesses

the

potential

direction

of

a

long-term

credit

rating

over

the
intermediate term,

which is

generally up

to two

years for

investment grade

and generally

up to

one year
for speculative

grade. In

determining a

rating outlook,

consideration is

given to

any changes

in economic
and/or

fundamental

business

conditions.

A

'Stable'

rating

outlook

indicates

that

a

rating

is

not

likely

to
change.
Description of ratings, as disclosed by Fitch on its

public website
Fitch Ratings

publishes credit

ratings that

are forward

-looking opinions

on the

relative

ability of

an entity
or obligation

to meet

financial commitments.

Issuer Default

Ratings (IDRs)

are assigned

to corporations,
sovereign entities,

and

financial

institutions,

such

as banks,

leasing

companies

and

insurers,

and public
finance entities

(local and

regional governments).

Issue level

ratings are

also assigned

and often

include
an

expectation

of

recovery,

which

may be

notched

above

or below

the

issuer-level

rating.

Issue

ratings
are

assigned

to

secured

and

unsecured

debt

securities,

loans,

preferred

stock

and

other

instruments,
Structured finance

ratings

are issue

ratings

to securities

backed by

receivables

or other

financial

assets
that consider the obligations’ relative vulnerability to default.
Credit ratings are

indications of the

likelihood of repayment

in accordance with

the terms of

the issuance.
In limited

cases, Fitch

may include

additional considerations

(i.e. rate

to a

higher or

lower standard

than
that

implied

in

the

obligation’s

documentation).

Fitch’s

credit

rating

scale

for

issuers

and

issues

is
expressed using the

categories ‘AAA’

to ‘BBB’ (investment

grade) and ‘BB’

to ‘D’ (speculative

grade) with
an

additional

+/–

for

‘AA’

through

‘CCC’

levels,

indicating

relative

differences

of

probability

of

default

or
recovery for issues. The terms “investment grade” and

“speculative grade” are market conventions and do
not

imply

any

recommendation

or

endorsement

of

a

specific

security

for

investment

purposes.
Investment-grade categories indicate relatively

low to moderate credit risk, while

ratings in the speculative
categories signal either a higher level of credit risk or that a default already occurred.
Credit

ratings

are

also

designated

as

‘long-term’

or

‘short-term’

with

different

scales

used.

Long-term
ratings use the noted ‘AAA’

to ‘D’ scale. Fitch’s rating

analysis considers the long-term rating

horizon, and
therefore

considers

both

near-term

and

long-term

key

rating

drivers.

Short-term

ratings

scale

is

‘F1+’

through

‘F3’,

‘B’,

‘C’

and

‘D/RD’.

The

‘D’

and

‘RD’

ratings

are

used

for

both

long-term

and

short-term
ratings.
Ratings of

individual securities

or financial

obligations of

a corporate

issuer address

relative vulnerability
to

default

on

an

ordinal

scale.

In

addition,

for

financial

obligations

in

corporate

finance,

a

measure

of
recovery

given

default

on

that

liability

is

also

included

in

the

rating

assessment.

This

notably

applies

to
covered

bonds

ratings,

which

incorporate

both

an

indication

of

the

probability

of

default

and

of

the
recovery

given

a

default

of

this

debt

instrument.

On

the

contrary,

Ratings

of

debtor-in-possession

(DIP)
obligations incorporate

the

expectation

of full

repayment.

The relationship

between the

issuer scale

and
obligation

scale

assumes

a

generic

historical

average

recovery.

Individual

obligations

can

be

assigned
ratings

higher,

lower,

or

the

same

as

that

entity’s

issuer

rating

or

IDR,

based

on

their

relative

ranking,
relative vulnerability to

default or based

on explicit Recovery

Ratings. As a result,

individual obligations of
entities, such as corporations, are assigned ratings

higher, lower,

or the same as that entity’s issuer

rating
or IDR, except

DIP obligation ratings

that are not

based off

an IDR.

At the lower

end of the

ratings scale,
Fitch publishes explicit Recovery Ratings in many cases

to complement issuer and obligation ratings.
'AA'

(Very

High

Credit

Quality)

ratings

denote

expectations

of

very

low

credit

risk.

They

indicate

very
strong

capacity

for

payment

of

financial

commitments.

This

capacity

is

not

significantly

vulnerable

to
foreseeable events.

‘A’ (High

Credit Quality) ratings

denote expectations of

low default risk. The

capacity
for

payment

of

financial

commitments

is

considered

strong.

This

capacity

may,

nevertheless,

be

more
vulnerable

to adverse

business

or economic

conditions

than is

the

case

for higher

ratings.

‘BBB’ (Good
Credit Quality) ratings

indicate that expectations

of credit risk

are currently low.

The capacity for

payment
of financial commitments

is considered adequate,

but adverse business

or economic conditions

are more
likely to impair this capacity.
A short-term

issuer

or obligation

rating

is based

in

all cases

on

the

short-term

vulnerability

to

default

of
the

rated

entity

and

relates

to

the

capacity

to

meet

financial

obligations

in

accordance

with

the
documentation

governing

the

relevant

obligation.

Short-term

deposit

ratings

may

be

adjusted

for

loss
severity.

Short-Term

Ratings

are assigned

to obligations

whose initial

maturity

is viewed

as “short

term”
based

on

market

convention

(a

long-term

rating

can

also

be

used

to

rate

an

issue

with

short

maturity).
Typically,

this means

up to

13 months

for corporate,

sovereign, and

structured

obligations and

up to

36
months

for

obligations

in

U.S.

public

finance

markets.

F1

(Highest

Short-Term

Credit

Quality)

Indicates
the

strongest

intrinsic

capacity

for

timely

payment

of

financial

commitments;

may

have

an

added

"+"

to
denote any exceptionally strong credit feature.
Outlooks

indicate

the

direction

a

rating

is

likely

to

move

over

a

one-

to

two-year

period.

They

reflect
financial or

other trends

that have

not yet

reached or

been sustained

the level

that would

cause a

rating
action, but which

may do so

if such trends

continue. A Positive

Rating Outlook indicates

an upward trend
on the

rating scale.

Conversely,

a Negative

Rating Outlook

signals

a negative

trend on

the rating

scale.
Positive or Negative

Rating Outlooks

do not imply

that a rating

change is inevitable,

and similarly,

ratings
with Stable Outlooks can be raised

or lowered without a prior revision

to the Outlook. Occasionally,

where
the fundamental

trend has

strong, conflicting

elements of

both positive

and negative,

the Rating

Outlook
may be described as “Evolving.”
Description of ratings, as disclosed by DBRS Morningstar

on its public website
The

DBRS

Morningstar

long-term

credit

ratings

provide

opinions

on

risk

of

default.

DBRS

Morningstar
considers

risk

of

default

to

be

the

risk

that

an

issuer

will

fail

to

satisfy

the

financial

obligations

in
accordance with

the terms

under which

a long-term

obligation has

been issued.

Credit ratings

are based
on quantitative and

qualitative considerations

relevant to the

issuer, and

the relative ranking

of claims. All
rating categories from AA to CCC contain the subcategories

(high) and (low). The absence of either a
(high) or (low) designation

indicates the credit rating

is in the middle

of the category.

A long-term rating of
'AA' is

of superior

credit quality.

The capacity

for the

payment of

financial obligations

is considered

high.
Credit

quality

differs

from

'AAA'

only

to

a

small

degree.

Unlikely

to

be

significantly

vulnerable

to

future
events.

A

long-term

rating

of

'A'

is

of

good

credit

quality.

The

capacity

for

the

payment

of

financial

obligations

is

substantial,

but

of

lesser

credit

quality

than

'AA'.

May

be

vulnerable

to

future

events,

but
qualifying negative factors are considered manageable.
The DBRS Morningstar

short-term debt rating

scale provides

an opinion on

the risk that

an issuer will

not
meet

its

short-term

financial

obligations

in

a

timely

manner.

Ratings

are

based

on

quantitative

and
qualitative

considerations

relevant

to

the

issuer

and

the

relative

ranking

of

claims.

The

'R-1'

and

'R-2'
rating

categories

are

further

denoted

by

the

subcategories

'(high)',

'(middle)',

and

'(low)'.

A

short-term
debt rating of 'R-1' '(high)' is the highest

credit quality.

The capacity for the payment of short-term

financial
obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.
The DBRS

Morningstar preferred

share rating

scale reflects

an opinion

on the

risk that

an issuer

will not
fulfil its obligations with respect

to both dividend and

principal commitments in respect

of preferred shares
issued in the Canadian

securities market in accordance

with the terms under

which the relevant preferred
shares have been issued.

Every DBRS Morningstar

rating using the preferred

share rating scale

is based
on quantitative

and qualitative

considerations relevant

to the

issuing entity.

Each rating

category may

be
denoted by the

subcategories 'high'

and 'low'. The

absence of either

a 'high' or 'low'

designation indicates
the rating

is

in

the

middle

of the

category.

Preferred

shares

issued

in

the

Canadian

securities

markets
are

rated

using

the

preferred

share

rating

scale

and

preferred

shares

issued

outside

of

the

Canadian
securities markets are rated using

the long-term obligations scale.

Because preferred share dividends

are
only payable

when approved,

the non-payment

of a

preferred share

dividend does

not necessarily

result
in a 'D'. DBRS Morningstar

may also use 'SD' (Selective

Default) in cases where

only some securities are
affected, such

as in

the case

of a

“distressed exchange”.

Preferred shares

rated 'Pfd-2'

are generally

of
good

credit

quality.

Protection

of

dividends

and

principal

is

still

substantial,

but

earnings,

the

balance
sheet

and

coverage

ratios

are

not

as

strong

as

'Pfd-1'

rated

companies.

Generally,

'Pfd-2'

ratings
correspond with issuers with an 'A' category or higher reference point.

Appendix "C"

AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF THE TORONTO-DOMINION BANK
CHARTER
In this Charter, "Bank" means

The Toronto

-Dominion Bank on a consolidated basis.

Main Responsibilities:
●

overseeing reliable, accurate and clear financial reporting

to shareholders
●

overseeing the effectiveness of internal controls,

including internal control over financial reporting
●

recommending to the Board the appointment of the shareholders’

auditor for approval by the
shareholders and the compensation and terms of engagement

of the shareholders’ auditor for
approval by the Board
●

overseeing the work of the shareholders' auditor,

including requiring the shareholders' auditor to
report directly to the Committee
●

reviewing reports from the shareholders' auditor,

chief financial officer,

chief auditor, chief
compliance officer, and

chief anti-money laundering officer,

and evaluating the effectiveness and
independence of each
●

overseeing the establishment and maintenance of policies

and programs reasonably designed to
achieve and maintain the Bank's compliance with the laws

and regulations that apply to it
●

acting as the audit committee for certain subsidiaries of the

Bank that are federally regulated
financial institutions
Independence is Key:
●

the Committee is composed entirely of independent directors
●

the Committee meets without management present at

each Committee meeting
●

the Committee has the authority to engage independent advisors,

paid for by the Bank, to help it
make the best possible decisions on the financial reporting,

accounting policies and practices,
disclosure practices, compliance, and effectiveness

of internal controls of the Bank
Composition and Independence, Financial Literacy and

Authority
The Committee shall be composed of members of the Board of Directors in such number as is
determined by the Board with regard to the by-laws of

the Bank, applicable laws, rules and regulations,
and any other relevant considerations, subject to a minimum

requirement of three directors.
No member of the Committee may be an officer

or retired officer of the Bank.

Every member of the
Committee shall be independent of the Bank within the meaning of all applicable laws, rules and
regulations including those particularly applicable to audit committee members and any other relevant
consideration as determined by the Board of Directors,

including the Bank's Director Independence
Policy.

No member of the Committee may serve on more than

three public company audit committees
(including the Bank) without the consent of the Corporate

Governance Committee and the Board.
The members of the Committee shall be appointed by the

Board and shall serve until their successor is
duly appointed, unless the member resigns, is removed,

or ceases to be a director.

A Chair will be
appointed by the Board upon recommendation of the

Corporate Governance Committee, failing which the
members of the Committee may designate a Chair by majority

vote.

The Committee may from time to
time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder,

and if the Chair exercises such powers and responsibilities,

the Chair shall report to the Committee with
respect to their actions.
In addition to the qualities set out in the Position Description for

Directors, all members of the Committee
should be financially literate or be willing and able to acquire the necessary knowledge quickly.

Financially literate means the ability to read and understand financial statements that present a breadth
and level of complexity of accounting issues that are generally comparable to the breadth and complexity
of the issues that can reasonably be expected to be raised

by the Bank's financial statements.

At least
one member of the Committee shall have a background

in accounting or related financial management
experience which would include any experience or background

that results in the individual's financial
sophistication, including being or having been an auditor,

a chief executive officer,

chief financial officer or
other senior officer with financial oversight responsibilities.
In fulfilling the responsibilities set out in this Charter,

the Committee has the authority to conduct any
investigation it deems appropriate to, and access any officer,

employee or agent of the Bank for the
purpose of fulfilling its responsibilities, including the shareholders'

auditor.

The Committee may obtain advice and assistance from outside

legal, accounting or other advisors as the
Committee deems necessary to carry out its duties and

may retain and determine the compensation to be
paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking
Board approval.

Committee members will enhance their familiarity with

financial, accounting and other areas relevant to
their responsibilities by participating in educational sessions or other opportunities for development.
Meetings
The Committee shall meet at least four times annually,

or more frequently as circumstances dictate or as
the mandate requires.

The Committee shall meet with the shareholders'

auditor and management
quarterly to review the Bank's financial statements consistent with the section entitled "Financial
Reporting" below.

The Committee shall dedicate a portion of each

of its regularly scheduled quarterly
meetings to meeting separately with each of the Chief

Executive Officer,

the Chief Financial Officer,

the
General Counsel, the Chief Auditor,

the Chief Risk Officer,

the Chief Compliance Officer,

the Chief Anti-
Money Laundering Officer,

and the shareholders' auditor and to meeting on its own

without members of
management or the shareholders' auditor present.

Any member of the Committee may make a request to
the Chair for a Committee meeting or any part thereof

to be held without management present. At each
Committee meeting, the Committee shall meet on its own without members of management.

To

facilitate open communication between this Committee

and the Risk Committee, and where the Chair
of the Risk Committee is not a member of this Committee, the

Chair of the Risk Committee shall have a
standing invitation to attend each meeting of this Committee at his or her discretion as a non-voting
observer and receive the materials for each such meeting. In addition, this Committee shall meet with the
Risk Committee at least two times annually to discuss topics relevant to both Committees.

The Committee may invite to its meetings any director,

member of management of the Bank or such other
persons as it deems appropriate in order to carry out its

responsibilities.

The Committee may also
exclude from its meetings any persons it deems appropriate

in order to carry out its responsibilities.
Specific Duties and Responsibilities
Financial Reporting
The Committee is responsible for the oversight of reliable,

accurate and clear financial reporting to
shareholders, including reviewing and discussing the

Bank's annual and interim consolidated financial
statements and management's discussion and analysis

("MD&A") and reviewing the shareholders' auditor
opinion on the annual financial statements and on the

Bank's internal control over financial reporting, prior
to approval by the Board and release to the public, and

reviewing, as appropriate, releases to the public
of significant material non-public financial information of the

Bank.

Such review of the financial reports of
the Bank shall include, when appropriate but at least annually,

discussion with management, the Internal
Audit Division and the shareholders' auditor of significant

issues regarding accounting principles,

practices, financial statement, and MD&A disclosures, including non-GAAP and other financial measures
(e.g., Items of Note), and significant management estimates

and judgments.
The Committee reviews earnings news releases and satisfies

itself that adequate procedures are in place
for the review of the Bank's public disclosure of financial

information extracted or derived from the Bank's
financial statements, other than the public disclosure in the

Bank's annual and interim consolidated
financial statements and MD&A

and must periodically assess the adequacy of those

procedures.
Financial Reporting Process
The Committee supports the Board in its oversight of the

financial reporting process of the Bank including
by:
●
working with management, the shareholders' auditor and the Internal

Audit Division to review the
integrity of the Bank's financial reporting processes;
●
reviewing the process relating to and the certifications

of the Chief Executive Officer and the
Chief Financial Officer on the integrity of the Bank's

quarterly and annual consolidated financial
statements and such other periodic disclosure documents

required by regulators or that may be
required by law;
●
reviewing sustainability disclosures required to be included in financial reporting, including any
such disclosures relating to climate-related matters;
●
considering the key accounting policies of the Bank and reviewing in appropriate detail the basis
for significant estimates and judgments including but not

limited to actuarial reserves, allowances
for loan losses and other valuation allowances and discussing such matters with management
and/or the shareholders' auditor;
●
keeping abreast of trends and best practices in financial reporting including considering, as they
arise, topical issues and their application to the Bank;
●
reviewing with management and the shareholders' auditor significant accounting principles and
policies and all critical accounting policies and practices

used and any significant audit
adjustments made;
●
considering and approving, if appropriate, substantive

changes to the Bank's accounting and
financial reporting policies as suggested by management, the shareholders' auditor,

or the
Internal Audit Division;

●
establishing regular systems of reporting to the Committee

by each of management, the
shareholders' auditor and the Internal Audit Division regarding any significant judgments made in
management's preparation of the financial statements and

any significant difficulties encountered
during the course of the review or audit, including any restrictions on the scope of work or access
to required information; and
●
reviewing tax and tax planning matters that are material

to the financial statements.
The Committee's Role in the Financial Reporting Process
The Committee oversees the financial reporting process

at the Bank and reviews quarterly reporting
regarding the process undertaken by management. The

Committee approves the scope and terms of the
audit engagement and reviews the results of the review

by the shareholders' auditor.

The shareholders'
auditor is responsible for planning and carrying out, in accordance with professional standards, an audit
of the Bank's annual financial statements and reviews

of the Bank's quarterly financial information.

Management is responsible for the Bank's financial reporting process which includes the preparation,
presentation and integrity of the Bank's financial statements and maintenance of appropriate accounting
and financial reporting principles and policies, and internal controls and procedures designed to verify
compliance with accounting standards and applicable laws and regulations.

Internal Controls
The shareholders' auditor is also responsible for planning

and carrying out, in accordance with
professional standards, an audit of the Bank's internal

control over financial reporting.

Management is
responsible for devising and maintaining effective

internal control over financial reporting and for its
assessment of the effectiveness of such internal

control.

The Committee is responsible for overseeing the internal control framework and monitoring its
effectiveness including by:
●
reviewing management's reports related to the establishment

and maintenance of an adequate
and effective internal control system and processes

(including controls related to the prevention,
identification and detection of fraud) that are designed

to provide assurance in areas including
reporting (financial, operational and risk), efficiency

and effectiveness of operations and
safeguarding assets, monitoring compliance with laws, regulations and guidance, and internal
policies, including compliance with section 404 of the

U.S. Sarbanes-Oxley Act and similar rules
of the Canadian Securities Administrators;
◾
as part of this review, the Committee

shall consider and discuss with
management whether any deficiencies identified may

be classified as a
significant deficiency or material weakness;
●
meeting with management, the Chief Auditor and the shareholders'

auditor to assess the
adequacy and effectiveness of the Bank's

internal controls, including internal control over
financial reporting and controls related to the prevention,

identification and detection of fraud;
●
overseeing the adequacy of governance structures and

control processes for all financial
instruments that are measured at fair value for financial reporting purposes;

●
reviewing reports from the Risk Committee as considered

necessary or desirable with respect to
any issues relating to internal control policies and the effectiveness of related procedures
considered by that Committee in the course of undertaking

its responsibilities; and

●
reviewing

reporting

by

the

Bank

to

its

shareholders

regarding

internal

control

over

financial
reporting.
Internal Audit Division
The Committee oversees the Internal Audit Division of

the Bank and any aspects of the internal audit
function that are outsourced to a third party.

The Committee satisfies itself that the Internal Audit Division is sufficiently independent to perform its responsibilities.

In addition, the Committee:
●
discusses with the Chief Auditor and senior management

the authority,

roles and responsibilities
for the Internal Audit Division and, at least annually,

reviews and approves its charter and the
Chief Auditor's mandate and independence attestation;
●
reviews and discusses with the Chief Auditor internal audit

priorities and the annual audit plan
(including the risk assessment methodology) and approves

the audit plan and any significant
changes thereto and while satisfying itself that the plan is appropriate,

risk-based and addresses
all the relevant activities and significant risks over

a measurable cycle;
●
reviews and approves the annual financial budget, resource

plan and performance objectives,
and reviews significant updates;
●
reviews the Global Internal Audit Policy;

●
confirms the appointment and dismissal of the Chief Auditor;

●
annually conveys its view of the performance of the Chief

Auditor to the Chief Executive Officer
as input into the compensation approval process;

●
at least annually assesses the effectiveness and

operational adequacy of the Internal Audit
Division;
●
reviews the results of the independent quality assurance review report on the Internal Audit
Division conducted on a five-year cycle, including information on the qualifications and
independence of the assessor(s) and any potential conflict

of interest;
●
periodically reviewing the results of a benchmarking of

the Internal Audit Division conducted with
the assistance of an independent third party;
●
reviews and discuss regular reports prepared by the Chief

Auditor, including internal control

over
financial reporting and all other information outlined in regulatory guidance, together with
management's response and follow-up on outstanding

findings, and proactively consider thematic
findings across the Bank;
●
provides a forum for the Chief Auditor to have unfettered

access to the Committee to raise any
non-conformance with the Audit Code of Ethics or the

standards of the Institute of Internal
Auditors that impacts the overall scope or operation of

the Internal Audit Division, organizational
or industry issues or issues with respect to the relationship and interaction between the Internal
Audit Division, management, the shareholders' auditor and/or regulators; and
●
oversees remediation of deficiencies identified by supervisory authorities related to the Internal
Audit Division within an appropriate time frame and to review reports on progress of necessary
corrective actions.
Oversight of Shareholders' Auditor
The Committee annually reviews and evaluates the performance,

qualifications, skills, resources (amount
and type), independence and professional skepticism

of the shareholders' auditor and recommend to the
Board for recommendation to the shareholders, the appointment of the shareholders' auditor.

The
Committee be responsible for approving the auditor's remuneration a satisfies itself that the level of audit
fees is commensurate with the scope of work to obtain

a quality audit.

The Committee also makes
recommendations to the Board for approval regarding, if appropriate,

termination of the shareholders'
auditor.

The shareholders' auditor shall be accountable to the Committee and the entire Board, as
representatives of the shareholders, for its review of the

financial statements and controls of the Bank.

In
addition, the Committee:
●
reviews and approves the annual audit plans and engagement

letters of the shareholders' auditor
and satisfy itself that the plans are appropriate, risk-based and address all the relevant activities
over a measurable cycle;

●
at least annually,

reviews the shareholders' auditor's processes

for assuring the quality of their
audit services including ensuring their independence and any other matters that may affect the
audit firm's ability to serve as shareholders' auditor;
●
discusses those matters that are required to be communicated by the shareholders' auditor to the
Committee in accordance with the standards established

by the Chartered Professional
Accountants of Canada and the Public Company Accounting

Oversight Board ("PCAOB") and the
requirements of the Bank Act
(Canada) and of the Bank's regulators, including its

primary
regulator OSFI, as such matters are applicable to the

Bank from time to time;

●
reviews with the shareholders' auditor any issues that

may be brought forward by it, including any
audit problems or difficulties, such as restrictions

on its audit activities or access to requested
information, and management's responses;
●
requests management to take the necessary corrective

actions to address any findings and
recommendations of the shareholders' auditor in a timely manner;

●
reviews with the shareholders' auditor concerns, if any,

about the quality,

not just acceptability,

of
the Bank's accounting principles and policies as applied

in its financial reporting;

●
provides a forum for management and the internal and/or

shareholders' auditor to raise issues
regarding their relationship and interaction.

To

the extent disagreements regarding financial
reporting are not resolved, be responsible for the resolution of such disagreements between
management and the internal and/or shareholders' auditor;

●
at least annually,

reviews and evaluates the qualifications, performance

and independence of the
lead, and other key senior partners of the shareholders'

auditor, monitor the rotation timing

and,
as required upon rotation of the lead and other key senior partners,

assess the qualifications of
the shareholders' auditor's proposed new lead and other key

senior partners and obtain
confirmation from the shareholders' auditor of compliance

with the requirements for the
qualifications for auditors pursuant to the Bank Act (Canada), and guidance by other applicable regulators;

●
at least every five years, conducts a periodic comprehensive review of the shareholders' auditor;
and
●
annually reviews and discusses the Canadian Public Accountability

Board's ("CPAB")

and
PCAOB's public reports with the shareholders' auditor

and, as necessary,

discuss any CPAB
and/or PCAOB findings specific to the inspection of the Bank's audit.
Independence of Shareholders' Auditor
The Committee monitors and assesses the independence

of the shareholders' auditor through various
mechanisms, including by:
●
reviewing and approving (or recommending to the Board

for approval) the audit engagement
terms and fees and other legally permissible services

to be performed by the shareholders'
auditor for the Bank, with such approval to be given either

specifically or pursuant to pre-approval
procedures adopted by the Committee;

●
reviewing from the shareholders' auditor,

at least annually,

a formal written statement confirming
independence and delineating all relationships between the shareholders'

auditor and the Bank
consistent with the rules of professional conduct of the Canadian provincial chartered
accountants' institutes or other regulatory bodies, as applicable;
●
reviewing and discussing with the Board and the shareholders'

auditor, annually and otherwise

as
necessary, any relationships

or services between the shareholders' auditor and the Bank

or any
factors that may impact the objectivity and independence of the shareholders' auditor;
●
reviewing, approving and monitoring policies and procedures

for the employment of past or
present partners, or employees of the shareholders' auditor

as required by applicable laws; and
●
reviewing, approving and monitoring other policies and procedures put in place to facilitate
auditor independence, such as the criteria for tendering the shareholders' auditor contract and the
rotation of members of the audit engagement team, as

applicable.
Finance Department
The Committee oversees the Finance Department of the Bank,

including by:
●
reviewing and approving the mandate of the Finance Department and the mandate of the Chief
Financial Officer at least annually;
●
reviewing and approving, at least annually,

the Finance Department strategic priorities, budget
and resource plan, including reviewing reports from management on resource adequacy;
●
annually assessing the effectiveness of the Finance

Department;

●
periodically reviewing the results of a benchmarking of

the Finance Department conducted with
the assistance of an independent third party;
●
annually conveying its view of the performance of the Chief Financial

Officer to the Chief
Executive Officer as input into the compensation

approval process;
●
confirming the appointment and dismissal of the Chief

Financial Officer; and
●
providing a forum for the Chief Financial Officer

to have unfettered access to the Committee to
raise any financial reporting issues or issues with respect

to the relationship and interaction
among the Finance Department, management, the shareholders'

auditor and/or regulators.

Compliance
The Committee oversees the establishment and maintenance

of policies and programs reasonably
designed to achieve and maintain the Bank's compliance

with the laws and regulations that apply to it,
including by:
●
establishing and maintaining procedures in accordance with regulatory requirements for the
receipt, retention and treatment of confidential, anonymous

submissions of concerns regarding
questionable accounting, internal accounting controls or

auditing matters, and reviewing reports
on such complaints and submissions as required under

the applicable policy; and

●
reviewing professional pronouncements and changes to

key regulatory requirements relating to
accounting rules to the extent they apply to the financial

reporting process of the Bank.
Global Compliance Department

The Committee shall oversee the Global Compliance Department of the Bank and the execution of its
mandate and shall satisfy itself that the Global Compliance Department is sufficiently independent to
perform its responsibilities.

In addition, the Committee

shall:
●
review and approve its annual plan, including its budget, resources and strategic priorities, and
any significant changes to the annual plan;
●
annually review and approve the mandate of the Global

Compliance Department and the
mandate of the Chief Compliance Officer;
●
at least annually assess the effectiveness of the Global

Compliance Department;
●
periodically review the results of a benchmarking of the Global

Compliance Department
conducted with the assistance of an independent third party;
●
confirm the appointment and dismissal of the Chief Compliance

Officer;
●
annually convey its view of the performance of the Chief

Compliance Officer to the Chief
Executive Officer as input into the compensation

approval process;
●
review with management the Bank's compliance with applicable regulatory requirements and the
Regulatory Compliance Management ("RCM") Program;
●
regularly review and discuss reports prepared by the Chief Compliance

Officer for the Committee,
including with regard to reports by regulators and supervisory authorities related to the Global
Compliance Department, the Bank's RCM program or the Bank's

compliance with applicable laws
and regulations and follow-up on any outstanding issues

including proactive consideration of
whether deficiencies in one area may be present in other

areas;

●
at least annually review the assessment by the Chief Compliance

Officer on the adequacy of,
adherence to and effectiveness of the Bank's day-to-day

RCM controls, as well as the Opinion of

the Chief Compliance Officer as to whether the RCM

Program and controls are sufficiently robust
to achieve compliance with the applicable enterprise-wide

regulatory requirements; and

●
provide a forum for the Chief Compliance Officer

to have unfettered access to the Committee. to
raise any compliance issues or concerns with respect to

the relationship and interaction among
the Global Compliance Department, management and/or

regulators.

Financial Crime Risk Management ("FCRM"))
The Committee shall oversee and monitor the establishment,

maintenance and ongoing effectiveness of
the Anti-Money Laundering ("AML") / Anti-Terrorist

Financing ("ATF")

/ Economic Sanctions / Anti-Bribery
and Anti-Corruption Program ("FCRM Program") that is

designed so that the Bank is in compliance with
the laws and regulations that apply to it as well as its own policies,

including:
●
reviewing with management the Bank's compliance with

applicable regulatory requirements;
●
reviewing an annual report from the Chief Anti-Money Laundering

Officer regarding the
assessment of the effectiveness of the FCRM Program,

and following up with management on
the status of recommendations and suggestions, as appropriate;

and

●
reviewing the opinion of the Chief Auditor on the effectiveness of the FCRM Program (including
the AML) every two years and following up with management on the status of recommendations
and suggestions, as appropriate.
FCRM Department
The Committee shall oversee the FCRM Department of the Bank

and the execution of its mandate and
shall satisfy itself that the FCRM Department is sufficiently independent to perform its responsibilities.

In
addition, the Committee shall:
●
review and approve the FCRM Department's annual plan,

including its budget, resources and
strategic priorities, and any significant changes to the annual plan;

●
consider and approve the AML Program Framework, including

the Enterprise AML/ATF

and
Enterprise Sanctions policies;
●
at least annually assess the effectiveness of the FCRM

Department;
●
review the results of an independent effectiveness

review of the FCRM Program (including AML)
conducted periodically;
●
periodically review the results of a benchmarking of the FCRM

Department conducted with the
assistance of an independent third party;
●
annually review and approve the mandate of the FCRM

Department and the mandate of the Chief
Anti-Money Laundering Officer;
●
confirm the appointment and dismissal of the Chief Anti

-Money Laundering Officer;
●
annually convey its view of the performance of the Chief

Anti-Money Laundering Officer to the
Chief Executive Officer as input into the compensation

approval process;
●
regularly review and discuss reports prepared by the Chief Anti-Money

Laundering Officer for the
Committee, including with regard to reports by supervisory

authorities related to the FCRM
Program, on the Bank's compliance with applicable laws and regulations and on the design and
operation of the FCRM Program, the adequacy of resources

(people, systems and budget), and
any recommendations thereto, and follow-up on any

outstanding issues including proactive
consideration of whether deficiencies in one area may

be present in other areas; and

●
provide a forum for the Chief Anti-Money Laundering

Officer to have unfettered access to the
Committee to raise any compliance issues or concerns

with respect to the relationship and
interaction among the FCRM Department, management and/or

regulators.
General
The Committee shall have the following additional general duties and responsibilities:
●
acting as the audit committee for certain Canadian subsidiaries of the Bank that are federally-
regulated financial institutions, including meeting on an

annual basis, without management
present, with the appointed actuaries of the applicable

subsidiaries of the Bank that are federally-
regulated financial institutions;
●
reviewing with the Bank's General Counsel any legal matter

arising from litigation, asserted
claims or regulatory non-compliance that could have a

material impact on the Bank's financial
condition and provide a forum for the General Counsel to

have unfettered access to the
Committee to raise any legal issues;
●
provide a forum for the Chief Risk Officer to have

unfettered access to the Committee to raise any
compliance issues;
●
performing such other functions and tasks as may be

mandated by regulatory requirements
applicable to audit committees or delegated by the Board;
●
conducting an annual evaluation of the Committee to

assess its contribution and effectiveness in
fulfilling its mandate;
●
review and assess the adequacy of this Charter at least

annually and submit this Charter to the
Corporate Governance Committee for review and recommendation to the Board for approval;
noting that changes considered administrative by the

Chair of the Committee and the Board Chair
can be reviewed and approved by the Corporate Governance

Committee throughout the year and
aggregated once per year for review and concurrence

by the Board;
●
maintaining minutes or other records of meetings and activities of the Committee; and
●
the Committee Chair will report to the Board on recommendations and material matters arising at
Committee meetings and any significant matters that arise

between Board meetings and shall
report as required to the Risk Committee on issues of relevance to it.

Posted: December 2024